  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1999
                                                     REGISTRATION NO. 333-65047
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933
                               ---------------
                                AUTODESK, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ---------------

                  DELAWARE                                       94-2819853
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
         INCORPORATION ORGANIZATION)                       IDENTIFICATION NUMBER)

                   111 MCINNIS PARKWAY, SAN RAFAEL, CA 94903
                                (415) 507-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                                CAROL A. BARTZ
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                AUTODESK, INC.
               111 MCINNIS PARKWAY, SAN RAFAEL, CALIFORNIA 94903
                                (415) 507-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

            MARK A. BERTELSEN, ESQ.                            JOHN L. SAVVA, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                       SULLIVAN & CROMWELL
            PROFESSIONAL CORPORATION                    1888 CENTURY PARK EAST, SUITE 2100
   650 PAGE MILL ROAD, PALO ALTO, CALIFORNIA              LOS ANGELES, CALIFORNIA 90067
                   94304-1050

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 10, 1999

                                3,000,000 SHARES

                       [LOGO OF AUTODESK(R) APPEARS HERE]

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

  The last reported sale price of the Common Stock, which is quoted under the symbol "ADSK" on the Nasdaq National Market on February 25, 1999 was $41.063 per share. See "Market Price and Dividend Information."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                                              INITIAL
                                              PUBLIC
                                             OFFERING   UNDERWRITING PROCEEDS TO
                                               PRICE    DISCOUNT(1)  COMPANY(2)
                                            ----------- ------------ -----------
Per Share..................................  $            $           $
Total(3)................................... $           $            $

-----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $           payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $          ,
    $           and $          , respectively. See "Underwriting".

  Payment for and delivery of the shares offered hereby will occur immediately before the amalgamation of Discreet Logic Inc. ("Discreet") with two indirect Autodesk, Inc. ("Autodesk" or the "Company") subsidiaries, 9066-9771 Quebec Inc. and 9066-9854 Quebec Inc., and certain related, subsequent transactions pursuant to the Second Amended and Restated Agreement and Plan of Acquisition and Amalgamation dated as of November 18, 1998, as amended (the "Acquisition Agreement"), which will cause the entity resulting from such amalgamation to become an indirect subsidiary of Autodesk (collectively, the "Transactions"). The Transactions will be voted upon by the stockholders of Discreet and of the Company at meetings scheduled for March 10, 1999. The Common Stock offered hereby will not be issued unless and until all conditions to the consummation of the Transactions have been satisfied or waived. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about March 16, 1999 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                      U.S. BANCORP PIPER JAFFRAY INC.
                                                   BANCBOSTON ROBERTSON STEPHENS

                                  -----------

                 The date of this Prospectus is March  , 1999.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, Attention: Investor Relations, telephone (415) 507-5000.

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Web site is http://www.sec.gov. The Common Stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Information, as of particular dates, concerning directors and officers of the Company, their remuneration, options granted to them, and the principal holders of securities of the Company has been disclosed in the proxy statements distributed to shareholders of the Company and filed with the Commission.

                            ADDITIONAL INFORMATION

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements contained herein (including without limitation statements to the effect that Autodesk or its management "believes," "expects," "anticipates," "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth in the "Risk Factors" section below. Reference is also made to the particular discussions set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in, or incorporated into, this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' overallotment option. References to "dollars" or "$" shall be to US dollars unless otherwise specified herein. This Prospectus contains forward-looking statements which reflect the current view of Autodesk with respect to future events that are expected to have an effect on their future individual or combined operations and financial performance, including, but not limited to, forward-looking statements regarding the expected benefits and synergies of the Transactions and regarding the reasons for the Transactions. These forward-looking statements are subject to various risks and uncertainties, including those set forth under "Risk Factors" and elsewhere herein, that could cause actual results to differ materially from historical results or those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements.

                                    AUTODESK

  Autodesk develops, markets and supports personal computer software for design drafting, visualization and multimedia content creation. Autodesk has structured its internal marketing and development organizations around five key market groups that most closely match Autodesk's customer base: Architecture, Engineering and Construction ("AEC"), Mechanical Computer-Aided Design ("MCAD"), Geographic Information Systems ("GIS"), Personal Solutions Group ("PSG") and Multimedia ("Kinetix"). Autodesk's AEC Market Group provides mechanical engineers, designers and drafters with advanced, value-based solutions designed to solve their professional design challenges. The MCAD Market Group provides advanced 2D/3D CAD software for mechanical designers. Autodesk's GIS products provide easy-to-use mapping and GIS technology to help businesses and governments manage their assets and infrastructure. Autodesk's PSG Market Group develops easy-to- use, affordable tools for professionals, occasional users and consumers who design, draft, and diagram. The Kinetix division of Autodesk is devoted to bringing powerful 3D content-creation software to computer-industry professionals focused on two markets: entertainment (film, broadcast video and interactive games) and design conceptualization and visualization. Kinetix provides two core platform products--3D Studio MAX and 3D Studio VIZ--that specifically focus on these markets.

  Autodesk is a corporation organized under the laws of the State of Delaware. Its principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903, and its telephone number is (415) 507-5000.

                                    DISCREET

  Discreet develops, assembles, markets and supports non-linear, on-line digital systems and software for creating, editing and compositing imagery and special effects for film, video, HDTV, broadcast and the Web. Discreet's systems and software are utilized by creative professionals for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, live broadcasting as well as Web design. Discreet's systems have played key roles in the creation of special visual effects for films such as Armageddon, Titanic, Forrest Gump, Independence Day, The Fifth Element, Batman & Robin, Contact and Air Force One; television programs and special events such as ABC's "World News Tonight with Peter Jennings" ABC's on-air broadcast of the 1998 U.S. Congressional elections; Fox's Friday Night Football Show as well as their Super Bowl XXXIII broadcast; music videos by artists including U2, REM, Rolling Stones and The

Beatles; and commercials for clients such as Nike, Pepsi, AT&T and McDonald's. Discreet has recently been recognized by the Academy of Motion Picture Arts and Sciences with a Scientific and Engineering Award for flame* and inferno*. Discreet believes that creative professionals and designers require tools that simplify their work, enabling them to devote more time to creative activities and less time to technical tasks.

  Discreet offers high-end turnkey systems and software focused towards three markets: special effects, editing and broadcast production. Discreet's systems include its inferno* and flame* systems (special effects), its fire* and smoke* systems (editing) and its frost* system (broadcast production). Discreet's flame* system is an uncompressed, on-line, resolution independent, non-linear digital system and is used to create, edit and composite special visual effects in an on-line, real-time environment, providing instant feedback to the creative professional. In the broadcast production market, Discreet offers its frost* system, a computer-based set of modeling, animation and rendering tools for the creation and manipulation of 3D graphics, including virtual sets for broadcast companies. Discreet's new media software products include its effect* and paint* products, and its edit* and light* products. Discreet sells its systems and software through a direct sales force as well as through distributors and resellers.

  Discreet is a company organized under the laws of the province of Quebec. Its principal executive offices are located at 10 Duke Street, Montreal, Quebec H3C 2L7, and its telephone number is (514) 393-1616.

                                THE TRANSACTIONS

  The business combination between Autodesk and Discreet will be effected pursuant to the Acquisition Agreement entered into among the Company, Discreet, Autodesk Development B.V. ("Dutchco"), 9066-9771 Quebec Inc. ("Amalgamation Sub"), Autodesk Canada Inc. and 9066-9854 Quebec Inc. ("Autodesk Quebec"). Pursuant to the Acquisition Agreement, Dutchco, a wholly-owned subsidiary of the Company, will acquire Discreet by way of an Amalgamation under Quebec law and certain related transactions. Discreet will be amalgamated with Autodesk Quebec and Amalgamation Sub to form "New Discreet," which will carry on the existing business of Discreet as an indirect subsidiary of Autodesk. Each holder of Discreet Common Shares will receive in the Transactions either 0.33 shares of Autodesk Common Stock or 0.33 exchangeable non-voting shares of New Discreet. The exchangeable shares of New Discreet issued in the Transactions will be exchangeable at any time at the option of the holder, and will automatically be exchanged on the eleventh anniversary of the closing of the Transactions (or earlier upon the occurrence of certain events, including the liquidation, dissolution or winding-up of Autodesk or New Discreet), for Common Stock of Autodesk on a one-for-one basis. Based on the capitalizations of Autodesk and Discreet as of December 31, 1998, Autodesk expects to issue approximately 9.9 million shares of Common Stock to the shareholders of Discreet in the Transactions, which shares will represent approximately 16.5% of the Common Stock outstanding after the Transactions, assuming the issuance of the 3 million shares offered hereby. The Transactions will be voted on by the stockholders of the Company and by the shareholders of Discreet at meetings scheduled to be held on March 10, 1999.

  If the Transactions are approved by the stockholders of both the Company and Discreet, and all other conditions to the Transactions are satisfied or waived, the Transactions are anticipated to close on March 16, 1999, immediately following the closing of the issuance and sale of the Common Stock offered hereby.

                              RECENT DEVELOPMENTS

  For the fourth quarter of fiscal 1999, Autodesk reported net revenues of $189.1 million versus $181.8 million for the same quarter in the prior fiscal year. Net revenue for fiscal 1999 totaled $740.2 million, an increase of 20 percent over net revenue in the prior fiscal year. For the fourth quarter of fiscal 1999, net income was $25.1 million, or $0.50 per share on a diluted basis, compared to net income of $27.5 million, or $0.56 per share on a diluted basis, in the fourth quarter of the prior fiscal year. Net income for fiscal 1999 was $90.6 million, and resulted in earnings per share of $1.85 on a diluted basis, including nonrecurring charges as well as incremental amortization of goodwill and intangible assets from prior acquisitions. Net income for fiscal 1998 was $45.2 million, and resulted in earnings per share $0.91 on a diluted basis, including nonrecurring charges as well as incremental amortization of goodwill and intangible assets from prior acquisitions.

                                  THE OFFERING

Common Stock offered by the
 Company(1)......................   3,000,000 shares
Common Stock to be outstanding
 after the offering and the
 Transactions(2).................  60,193,000 shares
Nasdaq symbol for the Common
 Stock...........................  ADSK
Use of proceeds..................  For general corporate purposes, including working capital. See "Use of Proceeds."

  The primary motivation for this offering is to qualify the Transactions for pooling of interests accounting treatment. To do so, the Company must issue prior to the closing of the Transactions approximately 3 million shares of Common Stock, due to its prior repurchase of shares of Common Stock in various transactions. The Common Stock offered hereby will not be issued unless and until all conditions to the Transactions have been satisfied or waived, including approval of the Transactions by the stockholders of the Company and Discreet.
--------
(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an additional 450,000 shares of Common Stock from the Company. See "Underwriting."
(2) Based upon 47,342,000 shares outstanding at January 31, 1999 and assuming the issuance of 3,000,000 shares offered hereby and the issuance of approximately 9,851,000 shares in the Transactions.

                                  RISK FACTORS

  Certain factors should be considered in connection with an investment in the Common Stock. See "Risk Factors."

  SELECTED HISTORICAL AND UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA

  The following selected historical financial information of Autodesk and Discreet has been derived from their respective audited and unaudited historical consolidated financial statements, and should be read in conjunction with such audited and unaudited consolidated financial statements and the notes thereto. The unaudited selected pro forma financial information of Autodesk and Discreet are derived from the unaudited pro forma condensed combined financial statements, which give effect to the Transactions as a pooling-of-interests, and should be read in conjunction with such unaudited pro forma statements and notes thereto, which are incorporated by reference into this Prospectus.

  For Autodesk and Discreet pro forma purposes, Autodesk's historical condensed consolidated statements of income for the three fiscal years ended January 31, 1996, 1997 and 1998, and Autodesk's unaudited condensed consolidated statement of income for the nine months ended October 31, 1998 have been combined with the unaudited condensed consolidated statements of operations of Discreet for the fiscal year ended July 31, 1996, the eleven months ended June 30, 1997, the twelve months ended December 31, 1997, and the unaudited condensed consolidated statement of operations of Discreet for the nine months ended September 30, 1998, respectively. The unaudited pro forma combined condensed balance sheet assumes the Transactions took place on October 31, 1998 and combines Autodesk's unaudited condensed consolidated balance sheet at that date with Discreet's historical condensed consolidated balance sheet at September 30, 1998. The unaudited selected pro forma combined financial data should be read in conjunction with the unaudited pro forma financial statements incorporated by reference into this Prospectus.

  Autodesk paid quarterly dividends of $0.06 per share with respect to fiscal 1996, 1997 and 1998, and in each of the first three quarters of fiscal 1999, and currently intends to continue paying such cash dividends on a quarterly basis. Discreet has not paid any cash dividends on its Common Shares. Discreet currently intends to retain any earnings for future growth and therefore does not anticipate paying any cash dividends on its Common Shares in the foreseeable future.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been consummated at the times indicated, nor is it necessarily indicative of future operating results or financial position.

         UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                            TWELVE MONTHS ENDED JANUARY 31,     OCTOBER 31,
                            -------------------------------- -----------------
                               1996       1997       1998      1997     1998
                            ---------- ---------- ---------- -------- --------
PRO FORMA CONDENSED
 COMBINED STATEMENT OF
 OPERATIONS DATA:
  Net revenues............. $  618,164 $  598,617 $  754,627 $535,508 $654,338
  Income from operations...     84,113     65,992     86,237   38,694  108,770
  Net income ..............     43,647     42,247     46,608   16,113   73,887
  Basic net income per
   share................... $     0.78 $     0.77 $     0.83 $   0.29 $   1.31
  Diluted net income per
   share................... $     0.74 $     0.74 $     0.78 $   0.27 $   1.25
  Shares used in computing
   basic net income per
   share...................     55,946     54,763     56,041   56,371   56,226
  Shares used in computing
   diluted net income per
   share...................     59,331     56,725     59,664   60,172   58,974
  Dividends paid per
   share................... $     0.24 $     0.24 $     0.24 $   0.18 $   0.18

         UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   OCTOBER 31, 1998
                                        --------------------------------------
                                        AUTODESK DISCREET ADJUSTMENTS COMBINED
                                        -------- -------- ----------- --------
PRO FORMA CONDENSED COMBINED BALANCE
 SHEET DATA:
  Working capital...................... $251,553 $45,590   $(15,000)  $282,143
  Total assets.........................  662,545 133,471        --     796,016
  Long term liabilities................    2,619   4,677        --       7,296
  Stockholders' equity.................  432,399  78,315    (15,000)   495,714

               AUTODESK SELECTED HISTORICAL FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             NINE MONTHS
                                   FISCAL YEAR ENDED JANUARY 31,          ENDED OCTOBER 31,
                          ----------------------------------------------- -----------------
                            1994     1995     1996     1997      1998       1997     1998
                          -------- -------- -------- -------- ----------- -------- --------
                                                              RESTATED(3)    RESTATED(3)
HISTORICAL CONSOLIDATED
 STATEMENT OF OPERATIONS
 DATA:
Net revenues............  $405,596 $454,612 $534,167 $496,693  $617,126   $435,275 $551,022
Income from operations
 (1)(2).................    89,703   81,911  129,027   59,817    75,162     33,434   97,494
Net income (1)(2).......    62,166   56,606   87,788   41,571    45,171     17,681   65,506
Basic net income
 per share..............  $   1.30 $   1.20 $   1.86 $   0.91  $   0.97   $   0.38 $   1.41
Diluted net income
 per share..............  $   1.25 $   1.14 $   1.76 $   0.88  $   0.91   $   0.35 $   1.34
Shares used in computing
 basic net income
 per share..............    47,770   47,320   47,090   45,540    46,760     47,050   46,510
Shares used in computing
 diluted net income
 per share..............    49,740   49,840   49,800   47,190    49,860     50,350   48,760
Dividends paid per
 share..................  $   0.24 $   0.24 $   0.24 $   0.24  $   0.24   $   0.18 $   0.18

                                        AS OF JANUARY 31,                   AS OF
                         ----------------------------------------------- OCTOBER 31,
                           1994     1995     1996     1997      1998        1998
                         -------- -------- -------- -------- ----------- -----------
                                                             RESTATED(3) RESTATED(3)
HISTORICAL CONSOLIDATED
 BALANCE SHEET DATA:
Working capital......... $177,241 $205,735 $190,718 $147,500  $108,215    $251,553
Total assets............  404,874  482,076  517,929  492,233   563,490     662,545
Long term liabilities...    5,679    3,602   31,306   33,948    31,064       2,619
Put warrants............      --       --       --    64,500       --          --
Total stockholders'
 equity.................  296,879  323,484  342,328  243,614   332,939     432,399

-------
(1) Includes the effect of nonrecurring charges of $25.5 million, $4.7 million, $22.2 million and $22.0 million recorded in fiscal 1995, 1997, 1998 and for the nine months ended October 31, 1998, respectively. The fiscal 1995 amount represents a federal district court judgment against Autodesk in a trade secret lawsuit. The charges for fiscal 1997 and 1998 consist of charges relating to the write off of purchased in-process research and development that had not reached technological feasibility and had no alternate future use. Nonrecurring charges for the nine months ended October 31, 1998 consist primarily of a charge relating to the write off of purchased in-process research and development that had not reached technological feasibility and had no alternate future use ($13.1 million), restructuring charges for the consolidation of certain development centers ($1.5 million), the write-off of purchased technologies associated with these operations ($2.2 million), staff reductions in the Asia Pacific region ($1.7 million), costs in relation to potential legal settlements ($2.5 million) and the write-down to fair market value of older computer equipment which Autodesk plans to dispose of ($1.0 million). The restructurings noted above are expected to be completed during the last half of Autodesk's fiscal year ended January 31, 1999.
(2) Income from operations for the nine months ended October 31, 1998 includes a reversal of a portion of the litigation reserve in the amount of $18.2 million as a result of a favorable decision on appeal of the trade secret lawsuit (see footnote 1, above). In addition to the $18.2 million, $2.7 million of interest associated with the litigation reserve was reversed and is reflected in net income for the nine months ended October 31, 1998.
(3) Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development ("IPR&D"), the Company has re-evaluated its IPR&D charges on the Softdesk, Inc. and Genius CAD Software GmbH acquisitions, revised the purchase price allocations and restated its financial statements. Amounts for fiscal 1998 and the nine months ended October 31, 1998 and 1997 have been restated to adjust the allocation of the purchase price of these business combinations occurring in fiscal 1998 and the nine months ended October 31, 1998. The adjustments had the effect of increasing net income (diluted net income per share) by $29.8 million, ($0.60), $8 million, ($0.16) and $31.6 million ($0.65) for the fiscal year ended January 31, 1998 and the nine months ended October 31, 1998 and 1997, respectively.

   SEE AUTODESK FINANCIAL STATEMENTS AND THE NOTES THERETO FOR THE YEAR ENDED JANUARY 31, 1998 AND THE UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE NINE-
                      MONTH PERIOD ENDED OCTOBER 31, 1998,
                INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

               DISCREET SELECTED HISTORICAL FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         ELEVEN
                                                         MONTHS    FISCAL YEAR       SIX MONTHS
                          FISCAL YEAR ENDED JULY 31,      ENDED       ENDED      ENDED DECEMBER 31,
                          ---------------------------   JUNE 30,    JUNE 30,   -----------------------
                            1994     1995     1996        1997        1998        1997        1998
                          -------- -------- ---------  ----------- ----------- ----------- -----------
                                                       RESTATED(2) RESTATED(2) RESTATED(2) RESTATED(2)
HISTORICAL CONSOLIDATED
 STATEMENT OF OPERATIONS
 DATA:
Revenues................  $ 15,392 $ 64,549 $  83,997   $101,924    $151,558     $75,673     $55,827
Operating income
 (loss)(1)..............       944   13,460   (44,914)     6,175      19,832       7,122      (3,660)
Net income (loss)(1)....       483    7,785   (44,141)       676      11,044      (1,913)     (2,638)
Basic net income (loss)
 per share..............  $   0.02 $   0.34 $   (1.64)  $   0.02    $   0.38     $  0.07     $ (0.09)
Diluted net income
 (loss) per share.......  $   0.02 $   0.31 $   (1.64)  $   0.02    $   0.36     $  0.06     $ (0.09)
Shares used in computing
 basic net income (loss)
 per share..............    22,954   23,017    26,837     27,948      29,029      28,746      29,789
Shares used in computing
 diluted net income
 (loss) per share.......    23,094   24,886    26,837     28,894      30,793      30,608      29,789
Dividends paid per
 share..................  $    --  $    --  $     --    $    --     $    --      $   --      $   --

                             AS OF JULY 31,            AS OF JUNE 30,        AS OF DECEMBER 31,
                         ----------------------- --------------------------- ------------------
                          1994    1995    1996       1997          1998             1998
                         ------  ------- ------- ------------- ------------- ------------------
                                                 (RESTATED)(2) (RESTATED)(2)   (RESTATED)(2)
HISTORICAL CONSOLIDATED
 BALANCE SHEET DATA:
Working capital
 (deficit).............. $ (382) $41,847 $24,030   $ 18,536      $ 40,409         $ 46,411
Total assets............  9,431   76,858  80,148    103,377       136,411          129,383
Long term liabilities...    317    1,261   1,442        713         2,229            4,783
Total shareholders'
 equity.................    934   50,124  42,343     44,381        78,654           77,085

--------
(1) Operating income includes the effect of nonrecurring charges of $1.4 million, $28.5 million, $8.8 million, $4.2 million and $6.9 million recorded in fiscal 1994, 1996, 1997 and 1998, and the six months ended December 31, 1997, respectively. The fiscal 1994 amount represents a legal settlement by Discreet and related fees. The fiscal 1996 charges consist of the write-off of purchased in-process research and development ($8.5 million) related to the COSS/IMP Acquisition, restructuring charges ($15.0 million), the write down of an investment ($2.5 million), and costs relating to litigation ($2.5 million). Fiscal 1997 charges consist of the write-off of amounts relating to purchased in-process research and development ($2.3 million) related to the Denim Acquisitions and a class action legal settlement ($6.5 million). The fiscal 1998 charge consists of amounts for the write-off of purchased in-process research and development ($6.9 million) related to the D-Vision and Lightscape Acquisitions, costs related to a terminated merger agreement ($1.7 million), a gain on the sale of an investment ($2.5 million), and the reversal of provisions for restructuring charges ($1.5 million) and legal accruals no longer required ($0.4 million). The six months ended December 31, 1997 charge consists of the write-off of purchased in-process research and development related to the D-Vision and Lightscape acquisitions.

(2) Amounts for fiscal 1998 and 1997 and the six months ended December 31, 1997 have been restated to adjust the allocation of the purchase price for certain acquisitions occurring in fiscal 1998 and 1997 and the six months ended December 31, 1997. The adjustments had the effect of increasing net income by $7.4 million, $11.7 million and $16.2 million for fiscal 1998, 1997 and the six months ended December 31, 1997, respectively or $0.26, $0.38, and $0.56 per share on a diluted basis.

SEE DISCREET FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED JUNE 30,
 1998 AND THE UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD
    ENDED DECEMBER 31, 1998, INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                                 RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. The following risk factors should be considered by prospective investors in evaluating whether to purchase the Common Stock. These factors should be considered in conjunction with the other information included in this Prospectus. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus. Some of these factors relate directly to the Transactions, while others are present independent of the Transactions in the general business environment of each of Autodesk, Discreet and the combined company following the Transactions (the "Combined Company"). The risks highlighted herein should not be assumed to be the only factors that could affect the future performance of Autodesk, Discreet and the Combined Company.

RISKS RELATING TO THE TRANSACTIONS

  Failure to Achieve Beneficial Synergies. Autodesk and Discreet have entered into the Acquisition Agreement with the expectation that the Transactions will result in beneficial synergies. These include mutual benefits from complementary strengths in the 3D modeling and animation tools markets, the competitive advantages resulting from offering a comprehensive suite of integrated product offerings, combined industry experience and market knowledge and shared distribution channels. Achieving these anticipated synergies will depend on a number of factors including, without limitation, the successful integration of Autodesk's and Discreet's operations and general and industry-specific economic factors. Even if Autodesk and Discreet are able to integrate their operations and economic conditions remain unchanged, there can be no assurance that the anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on the business, results of operations and financial condition of the Combined Company.

  Integration of Operations and Technologies. Achieving the anticipated benefits of the Transactions will depend in part upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance as to the extent to which this will occur, if at all. The combination of the two companies will require, among other things, integration of the companies' respective operations, products, technologies, management information systems, distribution channels and key personnel and the coordination of their sales, marketing and research and development efforts. In particular, the Combined Company will be required to integrate Autodesk's sales channel, which consists principally of independent resellers, with Discreet's sales force, which typically sells product directly to customers. As a result of these and other factors, the integration may not be accomplished smoothly or successfully, if at all. If significant difficulties are encountered in the integration of the existing operations, products or technologies or the development of new products and technologies, resources could be diverted from new product development, and delays in new product introductions could occur. Compared to Autodesk's products, Discreet's products have traditionally experienced longer, more complex sales cycles. There can be no assurance that the Combined Company will be able to take full advantage of the combined sales efforts. In addition, the difficulties of integrating Autodesk and Discreet may be increased by the necessity of coordinating organizations with distinct corporate cultures and widely dispersed operations in two different countries. See "--Integration of Operations of a non-US Company." The consummation of the Transactions and the integration of operations and technologies following the consummation of the Transactions will constitute a significant challenge to Autodesk's, Discreet's and the Combined Company's managements and will require substantial effort and dedication of management and other personnel, which may distract their attention from the day-to-day business of these entities, the development or acquisition of new technologies, and the pursuit of other business opportunities. In addition, certain Discreet systems currently include computer hardware, which may present business issues as to which Autodesk management has limited experience. See "--Risks Relating to the

Combined Company--Dependence on Single Workstation Vendor" and "--Reliance on Sole Source Suppliers." Failure to successfully accomplish the integration of the two companies' operations, technologies and personnel would likely have a material adverse effect on the Combined Company's business, financial condition and results of operations. In addition, during the pre-acquisition and integration phases, aggressive competitors may undertake initiatives to attract customers or employees through various incentives, which could have a material adverse effect on the business, results of operations and financial conditions of Autodesk, Discreet and/or the Combined Company.

  Customers. The present and potential customers of Discreet and Autodesk may not continue their current buying patterns in light of the Transactions. Certain customers may defer purchasing decisions as they evaluate the proposed Transactions, other recent acquisitions and product announcements in the multimedia and design software industries, the Combined Company's future product strategy, current and anticipated product offerings of competitors, and any other outside forces which may affect customer buying patterns. Customers may ultimately decide to purchase competitors' products in lieu of the Combined Company's products. Historically, Discreet and Autodesk have had significantly different types of customers. These different customer types may evaluate the Combined Company differently. Discreet believes that its results of operations for the three-month period ended September 30, 1998 were negatively impacted by what Discreet believed to be temporary customer concerns regarding the Transactions, including the deferral or alteration of customer purchasing decisions. While Discreet believes that the negative effects resulting from customer concerns regarding uncertainty surrounding the acquisition did not have a significant impact on its results of operations for the three month period ended December 31, 1998, a significant amount of time has elapsed since the original announcement of the Transactions on August 20, 1998, and there can be no assurance that certain customers will not choose again to delay or alter purchasing decisions or that this prolonged period will not influence customers to delay or alter purchasing decisions (for example, in favor of one of Discreet's competitors), both of which would have an adverse effect on Discreet's future operating results. In addition, there can be no assurances that consummation of the Transactions and the conduct of the Combined Company's business thereafter will adequately address such concerns. See "--Integration of Operations and Technologies." Further, the decision of customers to defer their purchasing decisions or to purchase products elsewhere would have a material adverse effect on the business, results of operations and financial condition of the Combined Company.

  Dependence on Retention and Integration of Key Employees. The success of the Combined Company is dependent on the retention and integration of the key management, sales, marketing, engineering and other technical employees of Autodesk and Discreet. Competition for qualified personnel in the multimedia and design software industries is very intense, and competitors often use aggressive tactics to recruit key employees during the period leading up to an acquisition and during the integration phase following an acquisition. Discreet has experienced recent changes in its sales organization leadership which negatively affected its sales efforts and its results of operations for the three-month periods ended September 30, 1998 and December 31, 1998. Discreet has recently hired a new Vice President, Advanced Systems Sales and Marketing. However, Discreet still has several field vacancies and, further, the integration of key employees is a time consuming process and there can be no assurance that this recent addition and Discreet's other efforts will alleviate in a timely manner the disruptive or negative effect resulting from the changes in Discreet's sales organization leadership and the lack of certain key sales employees during the periods. See "--Integration of Operations and Technologies; Dependence on Retention and Integration of Key Employers." Stock options, which generally become exercisable only over a period of several years of employment, serve as an important incentive for retaining key employees. In accordance with their original terms, certain stock options held by several key Discreet employees will be fully exercisable or the vesting thereof will accelerate upon the consummation of the Transactions, thus potentially reducing the retention incentive provided by these options. While the Combined Company will endeavor to retain key Discreet employees, there can be no assurance that key employees will remain with the Combined Company. The loss of services of any of the key employees of the Combined Company could materially and adversely affect the Combined Company's business, financial condition and results of operation.

  Integration of Operations of a non-US Company. Cross-border acquisitions entail certain special risks in addition to those normally encountered in a domestic acquisition. These include the difficulty of integrating employees from a different corporate culture into the acquiring organization; the need to understand different incentives that motivate employees in a non-US company; the greater difficulty of transplanting the acquiring company's corporate culture to an organization that is physically distant; and the difficulty and expense of relocating employees from one country to another in the event of an internal group restructuring following an acquisition. These factors can reduce the likelihood of the long-term success of a cross-border acquisition. Although Autodesk derives the majority of its revenues from non-US sales and has significant operations outside the United States, it has limited experience integrating the management, sales, product development and marketing organizations of a significant non-US business with its existing operations. Although Discreet has sales and marketing operations in the United States and derives a significant portion of its revenue from US sales, its management and product development personnel are predominantly based in Canada. There can be no assurance that Autodesk will be able to successfully integrate the personnel and operations of Discreet into the existing Autodesk organization.

  Potential Dilutive Effect to Stockholders. Although Autodesk and Discreet believe that beneficial synergies will result from the Transactions, combining the two companies' businesses, even if the combination is achieved in an efficient, effective and timely manner, may not result in combined results of operations and financial condition superior to what would have been achieved by each company independently, and may in any event require a longer period than management of Autodesk or Discreet anticipates. In addition, based on the capitalization of each of Autodesk and Discreet as of December 31, 1998, Autodesk will issue approximately 9.9 million new shares of Common Stock. Autodesk will also issue 3 million shares of Common Stock in this offering. The issuance of new shares of Common Stock in connection with the Transactions and this offering will have the initial effect of reducing Autodesk's net income per share and could reduce the market price of the Common Stock unless and until revenue growth, cost savings or other business synergies sufficient to offset the effect of such issuance can be achieved. There can be no assurance that Autodesk stockholders and Discreet shareholders would not achieve greater returns on investment if Autodesk and Discreet were to remain independent of each other.

  Volatility Of Stock Prices. The market for the Common Stock is highly volatile. The trading price of the Common Stock has in the past been and could in the future be subject to wide fluctuations in response to quarterly variations in operating results, announcements following the development or acquisition of technological innovations or new products by Autodesk or Discreet or their competitors, changes in prices of Autodesk's or Discreet's or their competitors' products and services, changes in product mix, changes in revenue and revenue growth rates for Autodesk or Discreet as a whole or for geographic areas or business units, and other events or factors. Statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which Autodesk does business or relating to Autodesk or Discreet specifically have resulted, and could in the future result, in an immediate and adverse effect on the market price of the Common Stock. Statements by financial or industry analysts regarding the impact on Autodesk's net income per share resulting from the Transactions and the extent to which such analysts expect potential business synergies to affect reported results in future periods can be expected to contribute to volatility in the market price of the Common Stock. Moreover, the issuance of significant numbers of additional shares by Autodesk, including the issuance of the shares offered hereby, may have the effect of reducing the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many high-technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Autodesk Common Stock.

  Substantial Expenses Resulting from the Transactions. Autodesk, Dutchco and Discreet estimate they will incur direct transaction costs, relating primarily to regulatory filing costs, and the fees of financial advisors, attorneys, accountants, financial printers and proxy solicitors, of approximately $13 million associated with the Transactions, which will be charged to operations upon consummation of the Transactions. Autodesk and Discreet expect the Combined Company to incur an additional significant charge to operations, currently estimated at $6-8 million, to reflect costs associated with integrating the two companies which will be expensed as incurred. The Combined Company may also incur additional material charges in subsequent quarters to reflect additional costs associated with the Transactions.

RISKS RELATING TO THE COMBINED COMPANY

  As is true for technology companies generally, Autodesk, Dutchco and Discreet currently operate, and, following consummation of the Transactions, the Combined Company will operate, in a rapidly changing environment that involves a number of risks, some of which are beyond their control.

  Competition. The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capabilities at progressively lower prices contributes to the ease of market entry. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenues and profit margins, and loss of market share, any of which could adversely affect Autodesk's business, consolidated results of operations, and financial condition. The design software market, in particular, is characterized by vigorous competition in each of the vertical markets in which Autodesk competes. This competition includes the entry of competitors with innovative technologies and the consolidation of companies with complementary products and technologies. Autodesk believes that the principal factors affecting competition in its markets are product reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation, price, and training. In addition, the availability of third-party application software is a competitive factor within the multimedia and design software markets. Autodesk believes that it competes favorably in these areas and that its competitive position will depend, in part, upon its continued ability to enhance existing products, and to develop and market new products.

  The digital imaging software market in which Discreet competes is extremely competitive and characterized by frequent and rapid changes in technology and customer preferences. Discreet competes with other software vendors for access to distribution channels and customers. Competition is generally based on product features and functionality, ease of use, quality of customer support, timeliness of product upgrades and price, among other factors. As the market for the software products of Discreet continues to develop and other software vendors expand their product lines to include products that compete with those of Discreet, competition may intensify. A number of Discreet's competitors and potential competitors possess significantly greater financial, technical, marketing and sales and other resources than Discreet or the Combined Company. In addition, as desktop computers become more powerful and less expensive, a broader group of software developers may be able to introduce products for personal computers that would be competitive with Discreet's products in terms of price and performance. Accordingly, there can be no assurance that the future products produced by the Combined Company will be successful or gain market acceptance.

  The ability of the Combined Company to compete will depend on factors both within and outside its control, including the success and timing of new product development and product introductions by the Combined Company and its competitors, product performance and price, distribution and customer support. There can be no assurance that the Combined Company will be able to compete successfully with respect to these factors. Although Autodesk and Discreet believe that the Combined Company will have certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by the Combined Company in research and development, sales and marketing and customer service and support. There can be no assurance that the Combined Company will have sufficient resources to make such investment or that the Combined Company will be able to make the technological advances necessary to maintain such competitive advantages.

  The future financial performance of Autodesk's Discreet business unit as part of the Combined Company will depend in part on the successful development, introduction and customer acceptance of existing and new or enhanced products. In addition, in order for the unit to achieve sustained growth as part of the Combined Company, the market for its systems and software must continue to develop and the Combined Company must expand this market to include additional applications within the film and video industries and develop or acquire new products for use in related markets. There can be no assurance that the Combined Company will be successful in marketing its existing or new or enhanced products. In addition, as the Combined Company enters new markets, distribution channels, technical requirements and levels and bases of competition may be different from those in Discreet's current markets; there can be no assurance that the Combined Company will be able to compete favorably.

  In April 1998, Autodesk received notice that the FTC had undertaken a nonpublic investigation to determine whether Autodesk or others have engaged in or are engaging in unfair methods of competition. The FTC has not made any claims or allegations regarding Autodesk's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. Autodesk does not believe that the investigation will have a material adverse effect on its business or consolidated results of operations.

  Fluctuations in Quarterly Operating Results. From time to time, Autodesk experiences fluctuations in its quarterly operations as a result of periodic release cycles, competitive factors and general economic conditions, among other things. For example, Autodesk's net revenues in the first quarter of fiscal year 1998 were $119 million as compared to $182 million in the fourth quarter of fiscal year 1998, with the increase attributable in part to the introduction of AutoCAD Release 14 in the second fiscal quarter as well as increased revenues from Autodesk's geographic information systems and AEC product offerings. In the past, Autodesk has experienced declines in sales of AutoCAD and AutoCAD updates in quarters prior to the introduction of a new release of AutoCAD as customers delay purchasing in anticipation of the new version. In addition, Autodesk has experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality. In particular, Autodesk's operating results in Europe during its third fiscal quarter are usually impacted by a slow summer period while the Asia/Pacific region typically experiences seasonal slowing in Autodesk's third and fourth fiscal quarters.

  Autodesk receives and fulfills a majority of its orders within a particular quarter, with the majority of the sales to distributors and dealers (value-added resellers or "VARs"). These resellers typically carry inventory of Autodesk's products and place volume orders equivalent to a few days or a few weeks of sales. The timing of these orders could have a material impact on quarterly operating results. Additionally, Autodesk's operating expenses are based in part on its expectations of future revenues and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on the Combined Company's consolidated results of operations and financial condition.

  Similarly, shortfalls in Autodesk's and Discreet's revenues or earnings from levels expected by securities analysts have in the past had an immediate and significant adverse effect on the trading price of each company's common stock, and any such shortfalls can be expected to have a similar effect on Autodesk's stock price following consummation of the Transactions. Moreover, each of Autodesk's and Discreet's stock price is, and Autodesk's stock price will be, subject to the volatility generally associated with technology stocks and may also be affected by broader market trends unrelated to performance in future periods.

  A variety of factors have caused period-to-period fluctuations in Discreet and Autodesk's operating results, including the integration of operations resulting from acquisitions of companies, products or technologies, revenues and expenses related to the introduction of new products or new versions of existing products, changes in selling prices, delays in customer purchases in anticipation of upgrades to existing products, or introduction of new products (including products of third parties), currency fluctuations, dealer and distributor order patterns or general economic trends. In addition, in the future, the Combined Company is more likely to recognize a disproportionate amount of its revenue for a given fiscal quarter or fiscal year at the end of such fiscal quarter or fiscal year.

  Autodesk and Discreet believe that the operating results of Autodesk's Discreet business unit could vary significantly from quarter to quarter. A limited number of system sales may account for a substantial percentage of Discreet's quarterly revenue because of the high average sales price of such systems and the timing of purchase orders. Historically, Discreet has generally experienced greater revenues during the period following the completion of the National Association of Broadcasters trade show, which typically is held in April. In addition, the timing of revenue is influenced by a number of other factors, including the timing of individual orders and shipments, other industry trade shows, competition, seasonal customer buying patterns, changes in customer buying patterns in response to platform changes and changes in product development, and sales and marketing expenditures. Because Discreet's operating expenses are based on anticipated revenue levels and a high percentage of Discreet's expenses are relatively fixed in the short term, variations in the timing of recognition of revenue could cause significant fluctuations in operating results from quarter to quarter and may result in unanticipated quarterly earnings shortfalls or losses. In addition, Discreet has recently experienced fluctuation in its operating results for the three month period ended September 30, 1998 which Discreet believes to be primarily due to seasonally slower than expected sales in Europe, general market anxiety in North America causing delays in capital spending, customers deferring purchase decisions due to confusion over HDTV timing and standards, what Discreet believes to be temporary concerns in the Advanced Systems customer base regarding the Transactions which may have led to purchasing delays, and recent changes in Discreet's sales organization leadership. Discreet has further experienced fluctuation in its operating results for the three month period ended December 31, 1998, reporting revenues of $24.8 million and operating loss of $2.2 million, as compared to revenues of $37.3 million and operating income of $5.8 million for the three month period ending December 31, 1997. Discreet believes this fluctuation was primarily due to continued effects from the lack of a sales and marketing senior executive during the quarter combined with several field vacancies; continued slower than expected sales in Europe and slower than expected sales in Asia due in part to Discreet's sales personnel issues noted above in these geographic areas as well as market conditions in these regions which have affected customer capital expenditures; and a greater number of turnkey systems sales through the indirect channel which caused a negative effect on margins. There can be no assurance that customer purchasing decision deferrals resulting from market anxiety and a reduction of capital expenditures; confusion over Digital Television ("DTV") timing and standards and continued effects from the lack of a sales and marketing senior executive combined with several field vacancies; continued slower than expected sales in Europe and Asia; and the mix of systems sales through Discreet's indirect channel and its related effect on margins will not continue into the future and have an adverse effect on Discreet's or the Combined Company's results of operations and financial conditions. While Discreet believes that the negative effects resulting from customer concerns regarding uncertainty surrounding the acquisition did not have a significant impact on its results of operations for the three month period ended December 31, 1998, a significant amount of time has elapsed since the original announcement of the Transactions on August 20, 1998, and there can be no assurance that certain customers will not choose again to delay or alter purchasing decisions (for example, in favor of one of Discreet's competitors), both of which could have an adverse effect on Discreet's future operating results. See "--Customers," "--Dependence on Retention and Integration of Key Employees" and "--Rapidly Changing Industry."

  Product Concentration. Autodesk derives, and after consummation of the Transactions is expected to continue to derive, a substantial portion of its revenues from sales of AutoCAD software, AutoCAD upgrades, and adjacent products which are interoperable with AutoCAD. As such, any factor adversely affecting sales of AutoCAD and AutoCAD upgrades, including such factors as product life cycle, market acceptance, product performance and reliability, reputation, price competition, the availability of third-party applications or the introduction of products which substitute for AutoCAD, could have a material adverse effect on the Combined Company's business and consolidated results of operations.

  Rapidly Changing Industry. The multimedia and design software industries are characterized by rapid growth and technological change and changes in customer requirements. The success of the Combined Company in this industry will depend on many factors, including the continued acceptance of Discreet's current products, its ability to enhance and support those products, its ability to create an effective, integrated organization to develop and introduce new products that address changing customer needs and technological advances by competitors on a timely basis, and its ability to establish and maintain effective distribution channels for its products. The Combined Company may not be successful in these efforts. The future growth of the Combined Company's revenues for its new media products also depends in part on sustained growth in the demand for interactive media applications, which in turn depends on a number of factors including product acceptance, price-point sensitivities, consumer demand for film and video content and the proliferation of high definition television. The demand for these applications may not develop at the pace or in the direction anticipated by the Combined Company.

  Discreet believes that market uncertainty and anxiety have negatively affected Discreet's recent results of operations. Discreet believes that there is current uncertainty regarding DTV timing and standards which may have led to customer purchasing decision deferrals. Further, Discreet believes that general market anxiety in North America has affected capital expenditures. For example, Discreet believes reduced advertising expenditures had a negative impact on capital expenditures by post-production companies, broadcast companies and professional consumers ("prosumers"), all of which are important customers for Discreet's products. Further, while confusion regarding DTV standards exists, Discreet believes that customers may choose to defer purchasing decisions until such time as details surrounding DTV timing and standards become more certain. There can be no assurance that the uncertainty surrounding DTV and the general market anxiety in North America will not continue to have an adverse effect on Discreet's results of operations.

  Product Development and Introduction. The multimedia and design software industries are characterized by rapid technological change as well as changes in customer requirements and preferences. The software products offered by Autodesk and Discreet are complex and, despite extensive testing and quality control, may contain errors or defects ("bugs"), especially when first introduced. For example, in fiscal year 1996, Autodesk experienced quality and performance issues associated with the release of AutoCAD Release 13 which were satisfactorily addressed, but did result in a high rate of product returns in fiscal year 1996. There can be no assurance that defects or errors will not occur in future releases of AutoCAD, Discreet's products, or other software products offered by the Combined Company. Such defects or errors could result in corrective releases to the Combined Company's software products, damage to the Combined Company's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on the Combined Company's business and consolidated results of operations.

  Autodesk and Discreet believe that the Combined Company's future results will depend largely upon its ability to offer products that compete favorably with respect to reliability, performance, range of useful features, continuing product enhancements, reputation, price and training. The discovery of product defects could result in the delay or cancellation of planned development projects and could have a material adverse effect on the Combined Company's business and consolidated results of operations. Further, increased competition in design, mapping or multimedia software products could also have a negative impact on the Combined Company's business and consolidated results of operations. More specifically, gross margins may be adversely affected if customers purchase low-end CAD products, which historically have had lower margins, instead of the Combined Company's higher-margin products.

  Certain of Autodesk's historical product development activities have been performed by independent firms and contractors, while other technologies are licensed from third parties. Autodesk generally either owns or licenses the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for Autodesk in the past, will be able to provide development support to the Combined Company in the future. Similarly, there can be no assurance that the Combined Company will be able to obtain and renew license agreements on favorable terms, if at all, and any failure to do so could have a material adverse effect on the Combined Company's business and consolidated results of operations.

  The success of Autodesk's Discreet business unit will depend in part upon the Combined Company's ability to enhance Discreet's existing systems and software and to develop and introduce new products and features which meet changing customer requirements and emerging industry standards on a timely basis. In addition, in connection with Discreet's recent acquisitions, the Combined Company must fully integrate the edit*, effect*, paint* and light* products into its product line and operations. Discreet and Autodesk have from time to time experienced delays in introducing new products and product enhancements and there can be no assurance that the Combined Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. In addition, there can be no assurance that such new products or product enhancements will meet the requirements of the marketplace and achieve market acceptance. Any such failure could have a material adverse effect on the Combined Company's business and consolidated results of operations. For example, during fiscal 1996, Discreet experienced delays in introducing new products aimed at new market segments and such delay contributed to revenue shortfall experienced by Discreet during such period. From time to time the Combined Company or others may announce products, features or technologies which have the potential to shorten the life cycle of or replace the Combined Company's then existing products. Such announcements could cause customers to defer the decision to buy or determine not to buy the Combined Company's products or cause the Combined Company's distributors to seek to return products to the Combined Company, any of which could have material adverse effect on the Combined Company's business and consolidated results of operations. In addition, product announcements by Silicon Graphics, Inc. ("SGI") and others in the past have caused customers to defer their decision to buy or determine not to buy Discreet's products. In addition, there can be no assurance that products or technologies developed by others will not render the Combined Company's products or technology noncompetitive or obsolete.

  Single Market for Discreet's Systems; Risks Associated with Expansion into New Markets. To date, Discreet's products have been purchased primarily by creative professionals for use in production and post-production in the film and video industries. In order for Autodesk's Discreet business unit to achieve sustained growth, the market for Discreet's systems and software must continue to develop and the Combined Company must expand this market to include additional applications within the entertainment and creative design industries and develop new products for use in related markets.

Discreet recently announced its multi-platform software initiative to develop and market software across Apple Macintosh, Microsoft Windows NT and UNIX operating systems, in addition to its existing real time turnkey systems solutions, targeted at two new market segments: institutional customers and prosumers. While Autodesk and Discreet believe that the market recognition which Discreet has achieved through sales of flame*, smoke*, effect*, inferno* and fire* systems to creative professionals will facilitate the Combined Company's marketing efforts in new markets, there can be no assurance that Autodesk's Discreet business unit will be able to successfully develop and market systems and software for other markets, or, if it does so, that such systems and software will be accepted at a rate, and in levels, sufficient to maintain growth. Further, the distribution channels, technical requirements and levels and bases of competition in other markets are different than those in Discreet's current market and there can be no assurance that the Combined Company will be able to compete favorably in those markets.

  International Operations. Revenue from international operations currently accounts for a significant portion of the consolidated revenues of Autodesk and Discreet, and such revenue is expected to continue to account for a significant portion of the Combined Company's consolidated revenues. Risks inherent in Autodesk's and Discreet's international operations include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; longer collection cycles; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the US dollar and foreign currencies in the markets where Autodesk and Discreet conduct business. In particular, during the first nine months of Autodesk's fiscal 1999, changes in exchange rates from the same period of the prior fiscal year adversely impacted Autodesk's revenues by approximately $8.2 million when compared to the same period in the prior year, principally due to changes in the rate of exchange between the US dollar and the Japanese yen and the Australian dollar.

  Autodesk's international results have been recently impacted by unfavorable economic and political conditions in the Asian markets, and Autodesk believes such conditions will continue over the forseeable period to negatively impact its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that the economic crisis and currency issues currently being experienced in the Asian markets will not have a material adverse effect on the Combined Company's future international sales and, consequently, on the Combined Company's business and consolidated results of operations.

  Dependence on Distribution Channels. Autodesk sells its software products primarily to VARs. Autodesk's ability to effectively distribute products depends in part upon the financial and business condition of its VAR network. Although Autodesk has not currently experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized and have experienced difficulties during times of economic contraction and may do so in the future. The loss of or a significant reduction in business with any one of Autodesk's major international distributors or large US resellers could have a material adverse effect on the Combined Company's business and consolidated results of operations in future periods. Autodesk's largest international distributor is Computer 2000 AG in Germany. Autodesk's largest resellers and distributors in the United States are Ingram Micro, Inc., Avatech Solutions, Inc., and DLT Solutions Incorporated.

  Product Returns. With the exception of certain European distributors, agreements with Autodesk's VARs do not contain specific product-return privileges. However, Autodesk permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles. Although product returns, comparing the first quarter of fiscal 1999 to the same period in the prior year, decreased as a percentage of consolidated revenues, management anticipates that product returns in future periods will continue to be impacted by the timing of new product releases, as well as the quality and market acceptance of new products.

  Autodesk establishes reserves, including reserves for stock balancing and product rotation, based on estimated future returns of product and after taking into account channel inventory levels, the timing of new product introductions, and other factors. While Autodesk maintains strict measures to monitor channel inventories and to provide appropriate reserves, actual product returns may differ from Autodesk's reserve estimates, and such differences could be material to the Combined Company's consolidated financial statements.

  Intellectual Property. Each of Autodesk's and Discreet's success is dependent on its proprietary technology. Autodesk and Discreet rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Despite such efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of the Combined Company's software products or to obtain and use information that the Combined Company regards as proprietary. Policing unauthorized use of Autodesk's and Discreet's software products is time-consuming and costly. Although neither company is able to measure accurately the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Combined Company's means of protecting its proprietary rights will be adequate or that its competitors will not independently develop similar technology.

  Autodesk and Discreet expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in its market grows and the functionality of products in different market segments overlap. From time to time, infringement claims have been asserted against Autodesk and Discreet, and there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Combined Company in the future or that any such assertions will not have a material adverse effect on the Combined Company's business and consolidated results of operations. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and diversion of resources, cause product shipment delays, or require the Combined Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on the Combined Company's business and consolidated results of operations. If infringement is alleged by any third party, the Combined Company may be required to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and expenses and to develop non-infringing technology or to obtain licenses to use the allegedly infringed technology. There can be no assurance that the Combined Company would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially reasonable or acceptable to the Combined Company.

  In addition, Autodesk, and in some cases Discreet, also relies on certain software that is licensed from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available on commercially reasonable terms, or that the software will be appropriately supported, maintained, or enhanced by the licensors. The loss of licenses, or inability to support, maintain, and enhance any such software, could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed, and integrated, which could have a material adverse effect on the Combined Company's business and consolidated results of operations.

  Discreet generally seeks to enter into confidentiality agreements with its employees and license agreements with its distributors and to limit access to and distribution of its systems, software, documentation and other proprietary information. Until fiscal 1996, substantially all of Discreet's systems were sold without written license agreements. There can be no assurance that the Combined Company will not be involved in litigation with respect thereto or that the outcome of any such litigation might not be more unfavorable to the Combined Company as a result of such omissions. Discreet uses both software and hardware keys with respect to its systems and software but otherwise does not copy-protect its systems and software. It may be possible for unauthorized third parties to copy Discreet's products or to reverse engineer or obtain and use information that Discreet regards as proprietary. There can be no assurance that the Combined Company's competitors will not independently develop technologies that are substantially equivalent or superior to Discreet's technologies.

  Risks Associated with Recent Acquisitions and Investments; Restatement of Financial Statements. Each of Autodesk and Discreet periodically acquires or invests in businesses, software products and technologies which are complementary to its business through acquisitions, strategic alliances, debt and equity investments, joint ventures and the like. For example, on March 31, 1997, Autodesk acquired Softdesk, Inc. ("Softdesk"), a leading supplier of AutoCAD-based software for the architecture, engineering and construction market, and on May 4, 1998, acquired the mechanical applications business of Genius CAD Software GmbH ("Genius"), a German limited liability company. In addition, Discreet in fiscal 1997 and 1998 completed three acquisitions: the assets of Denim Software L.L.C., D-Vision Systems, Inc. and Lightscape Technologies, Inc. The risks associated with these and other potential acquisitions or investments include, among others, the difficulty of integrating the operations and personnel of the companies, the failure to realize anticipated synergies and the diversion of management's time and attention. In addition, such investments and acquisitions may involve significant transaction-related costs. There can be no assurance that Autodesk or Discreet will be successful in overcoming such risks or that such investments and acquisitions will not have a material adverse impact upon the Combined Company's business, financial condition or consolidated results of operations. In addition, such investments and acquisitions may contribute to potential fluctuations in quarterly results of operations due to acquisition-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions, any of which could negatively impact results of operations for a given period or cause lack of consistency from quarter to quarter in the Combined Company's operating results or financial condition.

  Both the Softdesk and Genius acquisitions were accounted for by Autodesk as business combinations using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," the costs of these acquisitions were allocated to the assets acquired and the liabilities assumed (including in-process research and development ("IPR&D")) based on their estimated fair values using valuation methods believed to be appropriate at the time. The amounts allocated to in-process research and development of $55.1 and $28.8 million for Softdesk and Genius, respectively, were expensed in the periods in which the acquisitions were consummated in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development, the Company has re-evaluated its IPR&D charges on the Softdesk and Genius acquisitions, revised the purchase price allocations and restated its financial statements. As a result, Autodesk made adjustments to decrease the amounts previously expensed as IPR&D and increase the amounts capitalized as goodwill and other intangibles relating to the Softdesk and Genius acquisitions by $35.9 and $15.7 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Attraction and Retention of Employees. The continued growth and success of the Combined Company depends significantly on the continued service of highly skilled employees. In particular, Discreet's success to date has depended to a significant extent upon a number of key management and technical employees, the loss of any of whom could have a material adverse effect on Discreet's business and results of operations. Competition for these employees in today's marketplace, especially in the technology industries, is intense. The Combined Company's ability to attract and retain employees is dependent on a number of factors including its continued ability to grant stock incentive awards. There can be no assurance that the Combined Company will be successful in continuing to recruit new personnel and to retain existing personnel. The loss of one or more key employees or the Combined Company's inability to maintain existing employees or recruit new employees could have a material adverse impact on the Combined Company. In addition, the Combined Company may experience increased compensation costs to attract and retain skilled personnel.

  Impact of Year 2000. Some of the computer programs used by Autodesk and Discreet in their internal operations rely on time-sensitive software that was written using two digits rather than four to identify the applicable year. These programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process including, among other transactions, send invoices, or engage in similar normal business activities. Autodesk is currently in the remediation or fourth phase of a six-phase year 2000 compliance program related to information technology ("IT") systems and expects to complete this phase by the end of fiscal year 1999. The remaining two phases are expected to be virtually complete by the end of Autodesk's fiscal year 1999 with minor testing and risk mitigation activities being performed through the end of calendar year 1999. As of October 31, 1998, Autodesk had spent approximately $4 million on the IT year 2000 project, of which approximately $300,000 had been capitalized. Autodesk expects to spend an additional $2 million to $3 million to complete this project. All expenditures to date have been captured either in prior year or current year budgets. Autodesk believes that the key components of the IT year 2000 project have either been replaced or remediated. Further, Autodesk estimates that if any component of the current systems fail due to year 2000 related issues, Autodesk would be able to divert people and systems traffic, causing delays of between one to three days in service interruptions and processing Autodesk information. Autodesk has a contingency plan in place in order to prevent the loss of critical data which includes the back up of all critical data processing interactions and a disaster recovery plan. There can be no assurance, however, that there will not be a delay in the completion of these procedures or that the cost of such procedures will not exceed original estimates, either of which could have a material adverse effect on future results of operations.

  In addition to correcting the business and operating systems used by Autodesk in the ordinary course of business as described above, Autodesk has also reviewed its non-IT systems to determine year 2000 compliance of these systems. Autodesk is in a monitoring program that continually checks the status of all non-IT systems and does not anticipate an adverse impact on service and business capabilities with regard to these non-IT systems. Expenditures related to these monitoring procedures have been minimal and are not expected to be significant in future periods.

  Autodesk has also tested and continues to test all products it currently produces internally for sale to third parties to determine year 2000 compliance. As of October 31, 1998, Autodesk has spent approximately $300,000 on the first two phases of a three-phase year 2000 compliance testing program related to its products and expects to spend an additional $1.2 to $1.7 million to complete this project. Products currently sold by Autodesk either have been found to be substantially compliant or are currently being tested for compliance. However, many Autodesk products run on operating systems or hardware produced and sold by third-party vendors. There can be no assurance that these operating systems or hardware will be converted in a timely manner, or at all, and any failure in this regard may cause Autodesk products not to function as designed. Autodesk will continue to evaluate each product in the currently supported inventory.

  Discreet has made preliminary assessments of its products and information systems and has determined that they are year 2000 compliant, or that only a limited effort will be required to achieve compliance. Discreet is currently proceeding with detailed reviews of every application used. It is expected that some will have to be upgraded to year 2000 compliant applications. It is expected that some customers may experience some difficulties related to non-Discreet products, which may affect the performance of Discreet products and, therefore, lead to an unusually high number of calls to the Discreet technical support department. Any future costs associated with ensuring that Autodesk's products or the products of Autodesk's Discreet business unit are compliant with the year 2000 are not expected to have a material impact on the Combined Company's results of operations or financial position. Commentators have stated that a significant amount of litigation may arise out of year 2000 compliance issues, and Autodesk and Discreet are aware of a growing number of lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether and to what extent Autodesk and Discreet may be affected by it.

  Single European Currency. Autodesk and Discreet are in the process of addressing the issues raised by the introduction of the single European currency ("Euro") as of January 1, 1999 and during the transition period ending January 1, 2002. Autodesk and Discreet will continue to modify the internal systems that will be affected by this conversion during fiscal year 2000, and do not expect the costs of further system modifications to be material. There can be no assurance, however, that Autodesk and Discreet will be able to complete such modifications to comply with Euro requirements, which could have a material adverse effect on Autodesk's and Discreet's operating results. Autodesk is currently evaluating the impact of the introduction of the Euro on its foreign exchange and hedging activities, functional currency designations, and pricing strategies in the new economic environment. In addition, Autodesk and Discreet face risks to the extent that banks and vendors upon whom they rely and their suppliers are unable to make appropriate modifications to support Autodesk's and Discreet's operations with respect to Euro transactions. While Autodesk and Discreet will continue to evaluate the impact of the Euro, management does not believe its introduction will have a material adverse effect upon Autodesk's and Discreet's results of operations or financial condition.

  Dependence on Single Workstation Vendor. Discreet's flame*, effect*, inferno*, fire*, smoke* and frost* systems currently include workstations manufactured by Silicon Graphics, Inc. ("SGI"). There are significant risks associated with this reliance on SGI, and the Combined Company may be impacted by the timing of the development and release of products by SGI, as was the case during fiscal 1996 when the announcement by SGI of a new Onyx workstation caused Discreet to offer substantial discounts and other favorable terms regarding its then current inventory of SGI workstations. In addition, there may be unforeseen difficulties associated with adapting Discreet's products to future SGI products. Discreet is an authorized master VAR of workstations manufactured by SGI. Discreet's agreement with SGI is subject to annual renewal in May of each year and termination by SGI for cause. The agreement with SGI has been extended through December 31, 1998 and Discreet has no reason to believe that SGI will not renew such agreement. In addition, although Discreet has no reason to believe that it will be unable to obtain sufficient quantities of SGI workstations on a timely basis or that its status as a master VAR will be changed, there can be no assurance that the Combined Company will continue to be able to procure such workstations in sufficient quantities or on a timely basis or that SGI will continue to recognize the Combined Company as a master VAR. The success of Autodesk's Discreet business unit also depends, in part, on the continued market acceptance of SGI workstations by consumers in general, and by the professional film and video industries, in particular. Although the Combined Company intends to continue to evaluate new hardware platforms and may adapt its products as technological advances and market demands dictate, Discreet and Autodesk believe that Autodesk's Discreet business unit will continue to derive a substantial portion of its revenue for the foreseeable future from the sale and maintenance of systems designed to include SGI workstations. As a result, financial, market and other developments adversely affecting SGI or the sales of workstations, the introduction or acquisition by SGI of products which are competitive with those of Discreet, or the unanticipated timing or pricing of SGI products that could cause customers to defer the decision to buy or determine not to buy the Autodesk Discreet business unit's then available products or systems, could have an adverse effect upon the Combined Company's business and results of operations, as was the case with respect to Discreet for the three month period ended January 31, 1996. As a master VAR, Discreet also obtains certain advance access to SGI technology in order to develop compatible systems and to modify and improve existing products. If the Combined Company were unable to obtain such advance access, it could have an adverse impact on the Combined Company's business and results of operations.

  Reliance on Sole Source Suppliers. Discreet is dependent on SGI as Discreet's sole source for video input/output cards used in Discreet's systems. Discreet is also dependent on a single workstation vendor. See "-- Dependence on Single Workstation Vendor." Discreet also purchases electronic tablets manufactured by Wacom Technology Corporation and believes that while alternative suppliers are available, there can be no assurance that alternative electronic tablets would be functionally equivalent or be available on a timely basis or on similar terms. Discreet generally purchases sole source or other components pursuant to purchase orders placed from time to time in the ordinary course of business and has no written agreements or guaranteed supply arrangements with its sole source suppliers. Discreet has experienced quality control problems and supply shortages for sole source components in the past and there can be no assurance that the Combined Company will not experience significant quality control problems or supply shortages for these components in the future. Discreet does not maintain an extensive inventory of these components, and an interruption in supply could have a material adverse effect on Discreet's business and results of operations. Because of Discreet's reliance on these suppliers, Discreet may also be subject to increases in component costs which could adversely affect the Combined Company's business and results of operations.

                                USE OF PROCEEDS

  The net proceeds from this offering, after deducting the estimated expenses of the offering, are estimated to be approximately $115.8 million (or $133.2 million if the Underwriters exercise the overallotment option in full), assuming that all 3,000,000 shares (or 3,450,000 shares if the Underwriters exercise the overallotment option in full) covered by this Prospectus are sold at a price of $40.375 per share, which was the reported last sale price of the Common Stock on the Nasdaq National Market on March 4, 1999. The Company expects such proceeds to be used for general corporate purposes, including working capital.

  The primary motivation for the timing of the offering is to qualify the Transactions for pooling of interests accounting treatment. The Company previously repurchased certain shares of its Common Stock pursuant to an existing repurchase program. In order to qualify the Transactions for pooling of interests treatment, the Company is required to issue approximately 3,000,000 shares of Common Stock before the closing of the Transactions. The Common Stock offered hereby will not be issued unless and until all conditions to the Transactions have been satisfied or waived.

  In addition to the reasons described above, the Company believes that the availability of substantial financial resources is an important competitive factor in the software industry, where many of the Company's competitors have significantly greater resources. The offering will strengthen the Company's financial position and provide the Company with additional financial flexibility to take advantage of business opportunities as they may arise. Such opportunities could include the acquisition of complementary businesses, products or technologies, although there are currently no agreements or understandings with respect to any material acquisition other than the Transactions.

  The Company plans to invest the net proceeds in income producing obligations pending their use.

                                CAPITALIZATION

  The following table sets forth (i) the capitalization of the Company as of October 31, 1998, (ii) the pro forma capitalization giving effect to the Transactions, and (iii) the pro forma capitalization as adjusted to reflect the issuance and sale by the Company of 3,000,000 shares of Common Stock at an assumed public offering price of $40.375 per share, which was the reported last sale price of the Common Stock on the Nasdaq National Market on March 4, 1999.

                                                     OCTOBER 31, 1998
                                             ----------------------------------
                                                                     PRO FORMA
                                              ACTUAL   PRO FORMA(1) AS ADJUSTED
                                             --------  ------------ -----------
                                                      (IN THOUSANDS)
Stockholders' equity:
  Preferred stock, $0.01 par value:
   2,000,000 shares authorized; none issued
   and outstanding, actual; one share
   outstanding, pro forma and pro forma as
   adjusted................................. $    --     $    --      $   --
  Common stock, $0.01 par value: 250,000,000
   shares authorized; 46,774,000 shares
   outstanding, actual; 56,625,000 shares
   outstanding, pro forma; 59,625,000 shares
   outstanding, pro forma as adjusted(2)....  345,735     454,597     570,404
  Retained earnings (deficit)...............   87,266      47,352      47,352
  Deferred compensation.....................      --         (699)       (699)
  Accumulated translation adjustment........     (602)      5,536       5,536
                                             --------    --------     -------
    Total stockholders' equity..............  432,399     495,714     622,593
                                             --------    --------     -------
    Total capitalization.................... $432,399    $495,714     622,593
                                             ========    ========     =======

--------
(1) See "Pro Forma Combined Condensed Financial Information" and the accompanying notes thereto.

(2) Excludes shares reserved for issuance pursuant to the Company's stock option plans, under which 13,111,000 shares were outstanding as of October 31, 1998. Also excludes 1,680,000 shares reserved for future issuance under the Company's employee stock purchase plan.

                     MARKET PRICE AND DIVIDEND INFORMATION

  The Common Stock has been traded on the Nasdaq National Market under the symbol "ADSK" since May 1996, and was traded on the Nasdaq National Market under the symbol "ACAD" from Autodesk's initial public offering in 1985 until that time. The following table sets forth, for the periods indicated, the high and low closing sale prices as reported on the Nasdaq National Market for the Common Stock for the fiscal periods indicated.

                                                                 HIGH     LOW
                                                               -------- --------
   FISCAL YEAR ENDED JANUARY 31, 1997
   First Quarter.............................................. $43 1/4  $29 3/4
   Second Quarter.............................................  42       21
   Third Quarter..............................................  27       19 5/8
   Fourth Quarter.............................................  34 1/8   21 3/8
   FISCAL YEAR ENDED JANUARY 31, 1998
   First Quarter..............................................  36 1/8   28 3/4
   Second Quarter.............................................  42 7/16  35
   Third Quarter..............................................  50       32 3/4
   Fourth Quarter.............................................  41 1/4   32 1/2
   FISCAL YEAR ENDED JANUARY 31, 1999
   First Quarter..............................................  49 7/8   39 3/16
   Second Quarter.............................................  48 7/8   31 1/8
   Third Quarter..............................................  35       23 3/16
   Fourth Quarter.............................................  48 1/2   29
   FISCAL YEAR ENDED JANUARY 31, 2000
   First Quarter (through February 25, 1999)..................  40 1/4   43 7/8

  The closing price for a share of Common Stock as reported on the Nasdaq National Market on February 25, 1999, the last practicable trading day for which information was available before the printing of this Prospectus, was $41.063.

  Autodesk paid quarterly cash dividends of $0.06 per share with respect to fiscal 1997 and 1998 and the first three quarters of fiscal 1999, and currently intends to continue paying such cash dividends on a quarterly basis.

                               THE TRANSACTIONS

  The business combination between Autodesk and Discreet will be effected pursuant to the Acquisition Agreement entered into among the Company, Discreet, Autodesk Development B.V. ("Dutchco"), 9066-9771 Quebec Inc. ("Amalgamation Sub"), Autodesk Canada Inc. and 9066-9854 Quebec Inc. ("Autodesk Quebec"). Pursuant to the Acquisition Agreement, Dutchco, a wholly-owned subsidiary of the Company, will acquire Discreet by way of an Amalgamation under Quebec law and certain related transactions. Discreet will be amalgamated with Autodesk Quebec and Amalgamation Sub to form "New Discreet," which will carry on the existing business of Discreet as an indirect subsidiary of Autodesk. Each holder of Discreet Common Shares will receive in the Transactions either 0.33 shares of Autodesk Common Stock or
0.33 exchangeable non-voting shares of New Discreet. The exchangeable shares of New Discreet issued in the Transactions will be exchangeable at any time at the option of the holder, and will automatically be exchanged on the eleventh anniversary of the closing of the Transactions (or earlier upon the occurrence of certain events, including the liquidation, dissolution or winding-up of Autodesk or New Discreet), for Common Stock of Autodesk on a one-for-one basis. Based on the capitalizations of Autodesk and Discreet as of December 31, 1998, Autodesk expects to issue approximately 9.9 million shares of Common Stock of to the shareholders of Discreet in the Transactions, which shares will represent approximately 16.5% of the Common Stock outstanding after the Transactions, assuming the issuance of the 3 million shares offered hereby. The Transactions will be voted on by the stockholders of the Company and by the shareholders of Discreet at meetings scheduled to be held on March 10, 1999.

  If the Transactions are approved by the stockholders of both the Company and Discreet, and all other conditions to the Transactions are satisfied or waived, the Transactions are anticipated to close on March 16, 1999, immediately following the closing of the issuance and sale of the Common Stock offered hereby.

REASONS FOR THE TRANSACTIONS

  The parties believe that the Acquisition will result in certain benefits that should contribute to the success of the combined enterprise, including positioning it to create the premier total solutions provider of digital content design, creation and manipulation tools for the creation of moving images.

  Following the Transactions, Autodesk plans to combine the businesses of Discreet and its Kinetix division. The new organization, the Discreet business unit of Autodesk, will be headquartered in Montreal, Quebec. Autodesk's Discreet business unit will focus on developing and marketing tools for the creation of digital content in the entertainment and creative design industries. The combined organization will continue to develop and deliver the existing Discreet and Kinetix product lines to a wide range of creative professionals including those in the entertainment, design and visualization industries.

  The engineering organizations of Discreet and Kinetix will be combined in Autodesk's Discreet business unit, and certain general and administrative functions will be integrated with similar functions at Autodesk. Discreet's advanced editing and effects system will continue to be sold by Discreet's existing direct sales force. These products will be marketed and supported by the Combined Company's Discreet Advanced Systems division. Discreet's new media software products and Kinetix products will be sold through Autodesk's distribution channel and will be marketed and supported by the Combined Company's New Media division.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth elsewhere herein, including "--Certain Risk Factors Which May Impact Future Operating Results" and "Risk Factors."

RESTATEMENT OF FINANCIAL STATEMENTS

  On March 31, 1997, Autodesk acquired Softdesk, Inc. ("Softdesk"), a leading supplier of AutoCAD-based applications software for the architecture, engineering, and construction market, and on May 4, 1998, acquired from Genius CAD Software GmbH ("Genius") various mechanical computer-aided-design software and technologies. Both of these acquisitions were accounted for as business combinations using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," the costs of these acquisitions were allocated to the assets acquired and the liabilities assumed (including in-process research and development ("IPR&D")) based on their estimated fair values using valuation methods believed to be appropriate at the time. The amounts allocated to in-process research and development of $55.1 and $28.8 million for Softdesk and Genius, respectively, were expensed in the periods in which the acquisitions were consummated in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on IPR&D, the Company has re-evaluated its IPR&D charges on the Softdesk and Genius acquisitions, revised the purchase price allocations and restated its financial statements. As a result, Autodesk made adjustments to decrease the amounts previously expensed as IPR&D and increase the amounts capitalized as goodwill and other intangibles relating to the Softdesk and Genius acquisitions by $35.9 and $15.7 million, respectively.

  The effect of these adjustments on the previously reported consolidated financial statements as of and for the year ended January 31, 1998 and the nine months ended October 31, 1998 and 1997 are as follows (in thousands):

                               YEAR ENDED       NINE MONTHS ENDED    NINE MONTHS ENDED
                            JANUARY 31, 1998     OCTOBER 31, 1998     OCTOBER 31, 1997
                          -------------------- -------------------- --------------------
                          AS REPORTED RESTATED AS REPORTED RESTATED AS REPORTED RESTATED
                          ----------- -------- ----------- -------- ----------- --------
Nonrecurring charges....    $58,087   $22,187    $37,692   $21,985   $ 58,087   $22,187
General and
 administrative.........    $83,287   $88,900    $84,306   $90,718   $ 60,455   $64,384
Cost of revenues........    $70,858   $71,338    $56,129   $56,648   $ 52,278   $52,614
Income from operations..    $45,355   $75,162    $88,718   $97,494   $  1,799   $33,434
Provision for income
 taxes..................    $39,635   $39,635    $42,251   $42,974   $ 23,144   $23,144
Net income (loss).......    $15,364   $45,171    $57,453   $65,506   $(13,954)  $17,681
Basic net income (loss)
 per share..............    $  0.33   $  0.97    $  1.24   $  1.41   $  (0.30)  $  0.38
Diluted net income
 (loss) per share.......    $  0.31   $  0.91    $  1.18   $  1.34   $  (0.30)  $  0.35
                           AS OF JANUARY 31,    AS OF  OCTOBER 31,   AS OF OCTOBER 31,
                                  1998                 1998                 1997
                          -------------------- -------------------- --------------------
                          AS REPORTED RESTATED AS REPORTED RESTATED AS REPORTED RESTATED
                          ----------- -------- ----------- -------- ----------- --------
Purchased technologies
 and capitalized
 software, net..........    $31,553   $33,373    $33,949   $34,640   $ 33,998   $35,962
Goodwill, net...........    $16,995   $44,982    $35,054   $72,946   $ 18,545   $48,216
Deferred income taxes
 (non-current asset)....    $13,782   $13,782    $14,786   $14,063   $    --    $   --
Retained earnings.......    $19,895   $49,702    $49,406   $87,266   $ 42,598   $74,233

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of net revenues, consolidated statement of income data for the periods indicated. These operating results are not necessarily indicative of results for any future periods.

                                              FISCAL YEAR       NINE MONTHS
                                                 ENDED             ENDED
                                              JANUARY 31,       OCTOBER 31,
                                             -----------------  -------------
                                             1998  1997   1996  1998    1997
                                             ----  ----   ----  -----   -----
Net revenues................................ 100%  100 %  100%    100%    100 %
Costs and expenses:
  Costs of revenues.........................  12    13     13      10      12
  Marketing and sales.......................  38    40     34      35      39
  Research and development..................  20    19     15      20      21
  General and administrative................  14    15     14      16      15
  Nonrecurring charges......................   4     1    --        4       5
  Litigation accrual reversal............... --    --     --       (3)    --
                                             ---   ---    ---   -----   -----
    Total costs and expenses................  88    88     76      82      92
                                             ---   ---    ---   -----   -----
Income (loss) from operations...............  12    12     24      18       8
Interest and other income, net..............   1     1      2       2       1
                                             ---   ---    ---   -----   -----
Income (loss) before income taxes...........  13    13     26      20       9
Provision for income taxes..................   6     5      9       8       5
                                             ---   ---    ---   -----   -----
    Net income (loss).......................   7%    8%    17%     12%      4%
                                             ===   ===    ===   =====   =====

NINE MONTHS ENDED OCTOBER 31, 1998 AND 1997

  Net revenues. Autodesk's net revenues for the nine months ended October 31, 1998 were $551.0 million, which represented a 27 percent increase from the third quarter of the prior fiscal year. Autodesk achieved significant net revenue growth in the Americas and Europe when compared to the same period in the prior fiscal year, while net revenues decreased in Asia Pacific. This net revenue growth was the result of strong demand for products offered by Autodesk's Design Solutions and Personal Solutions operating segments, including software products such as AutoCAD Mechanical Desktop 3.0, AutoCAD LT98, Architectural Desktop, and incremental software revenues associated with the May 1998 acquisition of Genius (see Note 2 to the Autodesk condensed consolidated interim financial statements, incorporated by reference herein). Sales of AutoCAD and AutoCAD upgrades accounted for approximately 64 percent and 72 percent of Autodesk's consolidated net revenues for the nine months ended October 31, 1998 and 1997, respectively. The value of the US dollar, relative to certain international currencies, negatively impacted revenues in the first nine months of the fiscal year compared to the same period in the prior fiscal year, principally due to changes in the rate of exchange between the US dollar and the Japanese yen and the Australian dollar. International sales, including exports from the U.S., accounted for approximately 58 percent of Autodesk's revenues in the first nine months of fiscal year 1999 as compared to 60 percent in the same period of the prior fiscal year.

  Autodesk experienced a decline in Asia Pacific net revenues during the first nine months of fiscal year 1999 compared to the corresponding period of the prior year due to weak economic conditions in the region. Autodesk expects that these adverse conditions in Asia Pacific will continue in the short term, and that they may continue to adversely affect Autodesk's revenue and earnings.

  Autodesk derives a substantial portion of its revenues from sales of AutoCAD software, AutoCAD upgrades, and adjacent products which are interoperable with AutoCAD, and expects this trend to continue. As such, any factor adversely affecting sales of AutoCAD and AutoCAD upgrades, including such factors as product life cycle, market acceptance, product performance and reliability, reputation, price competition, and the availability of third-party applications, could have a material adverse effect on Autodesk's business and consolidated results of operations. Additionally, slowdowns in any of Autodesk's geographical markets could also have a material adverse impact on Autodesk's business and consolidated results of operations.

  Product returns, consisting principally of stock rotation, are recorded as a reduction of revenues and represented approximately 4 percent and 6 percent of consolidated revenues in the first nine months of fiscal years 1999 and 1998, respectively. The decrease in product returns as a percentage of revenues is primarily due to Autodesk's continued focus on channel inventory management, sell- through sales activities and programs, and the absence of performance or quality issues with Autodesk's software products. Although product returns decreased as a percentage of consolidated revenues, comparing the first nine months of fiscal year 1999 to the same period in the prior year, management anticipates that the level of product returns in future periods will continue to be impacted by the timing of new product releases, as well as the quality and market acceptance of new products.

  Cost of revenues. Cost of revenues as a percentage of net revenues for the nine months ended October 31, 1998 was 10 percent, compared to 12 percent in the same period in the prior fiscal year. This reduction is largely due to efficiencies in production and distribution activities and lower royalties paid by the Company as a result of the Company's having acquired the rights to certain multimedia products during the third quarter of fiscal year 1998. Cost of revenues as a percentage of net revenues has been and may continue to be impacted by the mix of product sales, software amortization, royalty rates for licensed technology embedded in Autodesk's products, and the geographic distribution of sales.

  Marketing and sales. As a percentage of net revenues, marketing and sales expenses decreased to 35 percent of net revenues in the nine months ended October 31, 1998 from 39 percent in the nine months ended October 31, 1997. Actual spending for this period increased 13 percent as a result of higher employee costs and increased marketing costs associated with new and enhanced product offerings.

  Research and development. Research and development expenses as a percentage of net revenues for the nine months ended October 31, 1998 decreased to 20 percent from 21 percent for the same period in the prior fiscal year. Actual research and development spending (including capitalized software costs of $2.2 million recorded during the first half of fiscal year 1998) increased 16 percent as compared to the same period in the prior fiscal year. The absolute dollar increase is due primarily to the addition of software engineers, expenses associated with the development and translation of new products, and incremental research and development personnel expenses associated with the acquisition of Genius during May, 1998.

  General and administrative. General and administrative expenses were 16 percent of net revenues for the nine months ended October 31, 1998, and 15 percent of net revenues in the same period of the prior fiscal year. In absolute dollar terms, general and administrative expenses increased 41 percent for the nine months ended October 31, 1998 from the same period of the prior fiscal year, primarily because of increased employee-related expenses ($8 million increase), amortization of intangibles recorded in connection with the acquisition of Genius and the Softdesk merger ($5.1 million increase), other depreciation and amortization expenses ($2 million increase), costs incurred to ensure that Autodesk's infrastructure is year 2000 compliant ($3 million), and costs incurred in the ongoing nonpublic FTC investigation ($1.1 million).

  Nonrecurring charges--Genius acquisition. On May 4, 1998, Autodesk entered into an agreement with Genius, a German limited liability company to purchase various mechanical CAD software applications and technologies (the "acquisition"). In consideration for this acquisition,

Autodesk paid Genius approximately $69 million in cash. The acquisition has been accounted for using the purchase method of accounting. In connection with the acquisition, Autodesk recorded a charge for in-process research and development of $13.1 million, all of which was recorded during the three months ended July 31, 1998.

IN-PROCESS TECHNOLOGIES OVERVIEW

  The nature of the efforts required to develop the acquired in-process technology into commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the product or service can be produced to meet its design requirements, including functions, features and technical performance requirements.

  As of the acquisition date, Genius had initiated the research and development effort related to the product features and functionality that will reside in the next versions of the (i) Genius AutoCAD, (ii) Genius Desktop,
(iii) Genius Vario, and (iv) Genius Modules product families.

  With respect to the acquired in-process technologies, the calculations of value were adjusted to reflect the value creation efforts of Genius prior to the close of the acquisition. Following are the estimated completion percentages, estimated technology lives and projected introduction dates:

                                               PERCENT  TECHNOLOGY INTRODUCTION
GENIUS IN-PROCESS TECHNOLOGIES                COMPLETED    LIFE        DATES
------------------------------                --------- ---------- -------------
Genius AutoCAD Version R15...................     45%    6 years   mid/late 1999
Genius Desktop Version 3.0...................     40%    4 years    Sept. 1998
Genius AutoCAD LT 1998.......................     20%    5 years   mid/late 1999
Genius Vario Version R15.....................     20%    3 years   mid/late 1999
Genius Modules Version R15...................     20%    3 years   mid/late 1999

  A brief description of the acquired in-process projects is set forth below:

 GENIUS AUTOCAD AND GENIUS DESKTOP

  The substantial technological improvements under development at the time of the acquisition included modernizing the code and significantly improving the ease of use of the products.

  Modernizing the code. Modernization of the code for Genius Desktop and Genius AutoCAD included a complete replacement of the existing LISP based code with modern ARX/object oriented code. Autodesk determined through technical due diligence that a substantial portion of the source code in both Genius Desktop and Genius AutoCAD was based on LISP, with remaining code based on ADS. Replacing the LISP and ADS code was anticipated to significantly improve the flexibility (e.g., to add additional features) and performance of the products.

  It was uncertain, however, whether all of the existing features could be easily converted to ObjectARX oriented code and what impact this conversion would have on any new features currently being developed. Autodesk estimates that this conversion may take several releases in order to be fully complete. Partially completed conversions for the interim product releases are expected to rely on a combination of source code from LISP and ObjectARX code.

  Ease of use. Working through an application programming interface ("API") for the Autodesk products, a significant issue under continual development is the level of functionality and ease of use of the features which require access to the Autodesk product code. As a result of the acquisition, Autodesk anticipates that a significant level of effort would be required to either expand or remove these API's to increase the functionality and usability of features, and to improve the interoperability of the products with Autodesk's offerings.

  A significant risk factor associated with this development effort is the impact that removal of the API may have on the functionality of a given feature, and the additional development effort required to restore a feature to its current functionality (before any improvements in this functionality can be made). Similar to the development effort associated with modernizing the code, Autodesk expects that it may take several releases of both of these products to fully achieve this technological milestone. Autodesk estimated, for purposes of its valuation, that at the date of the Genius acquisition, development projects associated with the next release of Genius AutoCAD and Genius Desktop were approximately 45 percent and 40 percent completed, respectively. Estimated costs to be incurred to reach technological feasibility as of the date of acquisition were less than $800,000 for Genius AutoCAD and less than $500,000 for Genius Desktop.

 GENIUS AUTOCAD LT

  The most significant technological challenge for the Genius AutoCAD LT product offering was the fact that API's to AutoCAD LT (the Autodesk product on which Genius LT runs) did not exist. To develop features for Genius AutoCAD LT, workarounds through the Windows interface are required. Genius had reverse-engineered the AutoCAD LT product to build the Genius AutoCAD LT software product. This resulted in a product which was extremely fragile and vulnerable to change in AutoCAD LT and Microsoft Windows. Therefore, the product is dependent on both the AutoCAD LT releases and the Microsoft Windows releases. Expanding and improving the features given Genius' limited access to the platform product, AutoCAD LT, was expected to result in a substantial development effort pre-acquisition. In addition, improving the interoperability of the Genius LT product and AutoCAD LT also posed a significant technological challenge to Autodesk post-acquisition. Autodesk estimated that the next release of Genius AutoCAD LT, for purposes of its valuation, was approximately 20 percent complete at the date of the acquisition. Estimated costs to be incurred to reach technological feasibility as of the date of acquisition were less than $200,000.

 GENIUS VARIO AND MODULES

  Genius Vario, which runs on top of AutoCAD, currently ships in a two-dimensional version. At the date of acquisition, a three-dimensional version was under development. The three-dimensional version is a significant shift in technology, from handling two-dimensional drawings to three-dimensional models, and the increasing complexity which results. Developing three-dimensional Vario involved developing parametric modeling in three dimensions--an area which has significant new development challenges and is far more speculative than two-dimensional parametric modeling. In addition, the three-dimensional Vario product is intended to provide much more Internet functionality than is currently available. The Company estimated that the next release of Genius Vario and Modules were approximately 20 percent complete at the date of the acquisition. Estimated costs to be incurred to reach technological feasibility for the Genius Vario and Modules projects as of the date of acquisition were less than $25,000.

VALUATION ANALYSIS

 REVENUE

  The revised value of the acquired in-process technology was computed using a discounted cash flow analysis on the anticipated income stream of the related product sales. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues and operating expenses related to the products and technologies purchased from Genius which represent the process and expertise employed to develop mechanical design application software designed to work in conjunction with Autodesk's mechanical CAD products. Future revenue estimates were generated from the following product families: (i) Genius AutoCAD, (ii) Genius Desktop, (iii) Genius AutoCAD LT,

(iv) Genius Vario, and (v) Genius Modules. Aggregate revenue for Genius products was estimated to be less than $20 million for the period from May 4, 1998 to January 31, 1999. Thereafter, revenue was estimated to increase at rates ranging from 25 to 33 percent for fiscal years 2000 through 2004, stabilizing at 20 percent growth for the remainder of the estimation period. Year-to-year revenue growth estimates were developed based on an expanding market for CAD software products and the ability of Autodesk to maintain its position in the market. The growth rates contained in the first five years of the projections are greater than those historically experienced by Autodesk and are largely a result of the expansion of the Genius products into Autodesk's existing worldwide sales channels, particularly in North America and Asia Pacific, which historically have not contributed significant revenues to Genius.

  As stated previously, revenues for developed technology were estimated by management for the remainder of fiscal year 1999 through fiscal year 2004. Management's estimates reflect a gradual decline in revenues from developed technologies after considering historical product life cycles and anticipated product release dates. While revenues derived from both developed and in-process technologies are estimated to decline over the next several fiscal years, overall revenues attributable to the Genius products and technologies are anticipated to grow in absolute dollars and as a percentage of aggregate revenue to reflect the growth of future (yet-to-be-developed) technologies.

  Management's analysis also considered anticipated product release dates for Autodesk's mechanical CAD products, as well as release dates for the various acquired Genius products and technologies which are interoperable with Autodesk's mechanical CAD products. The overall technology life was estimated to be approximately three to four years for the Genius Desktop and Genius Vario and Modules products, and approximately five to six years for all other Genius products and technologies purchased by Autodesk.

 OPERATING EXPENSES

  Operating expenses used in the valuation analysis of Genius included (i) cost of revenues, (ii) general and administrative expense, (iii) marketing and sales expense, and (iv) research and development expense. In developing future expense estimates, it was estimated that the Genius operations would be merged into Autodesk's operating structure. Selected operating expense assumptions were based on an evaluation of Autodesk's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics.

  COST OF REVENUES. Cost of revenues, expressed as a percentage of revenue, for the developed and in-process technologies identified in the valuation was estimated to be 11 percent throughout the estimation period. The Company's cost of revenues was 13 percent for fiscal 1996 and fiscal 1997, and 12 percent for fiscal 1998.

  GENERAL AND ADMINISTRATIVE. General and administrative expense, expressed as a percentage of revenue, for the developed and in-process technologies identified in the valuation ranged from 9 percent in fiscal year 1999 to 6 percent in fiscal year 2002. Thereafter, general and administrative expenses, expressed as a percentage of revenue for the developed and in-process technologies identified in the valuation were estimated to stabilize at 5 percent of revenue. For the fiscal year ended January 31, 1998, Autodesk's general and administrative expense, excluding depreciation and amortization, was approximately 9 percent.

  MARKETING AND SALES. Marketing and sales expense, expressed as a percentage of revenue, for the developed and in-process technologies identified in the valuation, was estimated to be 25 percent throughout the estimation period, based on the Company's historical experience with similar products.

  RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 3 percent of revenue for the developed and in-process technologies throughout the estimation period.

 EFFECTIVE INCOME TAX RATE

  The effective income tax rate utilized in the analysis of in-process technology was 34 percent in fiscal year 1999 and in the mid 30-percent range thereafter, which reflects Autodesk's current combined federal and state statutory income tax rate, exclusive of nonrecurring charges and its estimated income tax rate in future years.

 DISCOUNT RATE

  The discount rates selected for developed and in-process technology were 15 percent and 20 percent, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital ("WACC") (15.0 percent) and (ii) the Weighted Average Return on Assets (15.7 percent). The discount rate utilized for the in-process technology was determined to be higher than Autodesk's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Autodesk's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

ALLOCATION OF VALUE

  The fair values of the assets acquired from Genius were allocated between Europe and the rest of the world ("ROW"), which consisted of the U.S. and Asia. The allocation of assets among Europe and ROW was based on revenue expected to be generated on Genius products. Based on management's revenue forecast for fiscal years 1998 through 2003, it was determined that 60 percent of Genius' products total sales are expected to be generated in Europe, while the remaining 40 percent of sales are expected to be generated in ROW. Accordingly, the identified intangible assets were allocated 60 percent to Europe and 40 percent to ROW. The results of the allocation of values between Europe and ROW based assets are as follows:

                                                          GEOGRAPHIC ALLOCATION
                                                          ---------------------
               IDENTIFIED INTANGIBLE ASSET                  EUROPE      ROW
               ---------------------------                ---------- ----------
Developed Technology..................................... $7,620,000 $5,080,000
In-Process Technology....................................  7,860,000  5,240,000
Trademark, trade name and other intangible assets........    660,000    440,000

COMPARISON TO ACTUAL RESULTS

  To date, revenues and operating expenses attributable to in-process technologies associated with the Genius acquisition are consistent with management's projections. Based upon factors currently known, management believes the revenues and operating expenses associated with these in-process technologies will favorably impact Autodesk's consolidated results of operations and financial position. Failure to complete the development of these projects in their entirety, or in a timely manner, could have an adverse impact on Autodesk's operating results, financial condition and results of operations. Additionally, the value of other intangible assets acquired from Genius may become impaired.

  NONRECURRING CHARGES--OTHER. During the second fiscal quarter, Autodesk recorded charges of approximately $8.9 million relating primarily to restructuring charges associated with the consolidation of certain development centers ($1.5 million); the write-off of purchased technologies associated with these operations ($2.2 million); staff reduction in Asia Pacific in response to current economic conditions in the region ($1.7 million); costs in relation to potential legal settlements ($2.5 million); and the write-down to fair market value of older computer equipment that the Company planned to dispose of ($1.0 million). These charges reduced income after tax by approximately $5.9 million ($0.12 per share on a diluted basis). The restructurings noted above are expected to be completed by the end of Autodesk's fiscal year ending January 31, 1999. See Note 8 to the Autodesk Unaudited Condensed Consolidated Financial Statements, incorporated herein by reference, for further explanation.

  NONRECURRING CHARGES--PRIOR YEAR TRANSACTIONS. On March 31, 1997, Autodesk exchanged 2.9 million shares of its common stock for all of the outstanding stock of Softdesk, Inc. Based on the value of Autodesk stock and options exchanged, the transaction, including transaction costs, was valued at approximately $94 million. This transaction was accounted for using the purchase method of accounting with the purchase price being principally allocated to capitalized software, purchased technologies, and intangible assets. Approximately $19.2 million of the total purchase price represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use. Approximately $3.0 million of technology acquired from 3D/Eye during the first quarter of fiscal year 1998 also represented the value of in-process research and development that had not yet reached technological feasibility and had no alternative future use. The $19.2 million and the $3.0 million were charged to operations in the first quarter of fiscal year 1998. These charges reduced net income for the period by approximately $21.1 million ($0.46 per share on a diluted basis) and reflect the fact the one-time charge for acquired in-process research and development recorded in connection with the Softdesk transaction was not deductible for income tax purposes.

  LITIGATION ACCRUAL REVERSAL. Autodesk recorded a $25.5 million nonrecurring charge during fiscal year 1995 on a claim of trade-secret misappropriation brought by Vermont Microsystems, Inc. ("VMI"). As of the end of the first quarter of fiscal year 1999, the total amount accrued related to the initial judgment plus accrued interest was approximately $29.3 million. Autodesk appealed this decision, and in May 1998, final judgment was entered in the VMI litigation and a corresponding final payment of approximately $8.4 million was made to VMI. During the second quarter of fiscal year 1999, Autodesk recognized $18.2 million and $2.7 million to operating income and interest income, respectively, to reflect the remaining unutilized litigation and related interest accruals.

  INTEREST AND OTHER INCOME. Interest and other income for the nine months ended October 31, 1998 was $11.0 million as compared to $7.4 million for the same period in the prior fiscal year. Interest income was $7.8 million for the first nine months of the current fiscal year as compared with $5.0 million in the prior fiscal year. The fiscal year 1999 amount included $2.7 million representing the interest portion of the VMI settlement (see Note 3 to the Autodesk condensed consolidated interim financial statements, incorporated by reference herein). Also contributing to the year-over-year increase was a $1.3 million gain realized upon the sale of technical programs and related documentation, certain tangible fixed assets, copyrights, tradenames, and other intangible assets associated with Autodesk's Picture This Home(R) software programs and series of consumer titles. Autodesk did not transfer any liabilities as part of this sale.

  PROVISION FOR INCOME TAXES. Autodesk's effective income tax rate, excluding the impact of nonrecurring charges, was 36 percent for the first nine months of fiscal year 1999 as compared to 38.5 percent for the same period in the prior fiscal year. The decrease in the effective income tax rate was due to incremental tax benefits associated with Autodesk's foreign sales corporation and foreign earnings that are taxed at rates different than the U.S. statutory rate. The $.70 million benefit from the

$13.1 million charge in the second quarter of fiscal year 1999 for in-process research and development associated with the acquisition of Genius is less than the U.S. statutory rate as a portion of it will not be deductible for U.S. tax purposes. Additionally, a valuation allowance has been established for a portion of the deferred tax asset which is deductible for U.S. tax purposes over an extended period of time.

  Autodesk's United States income tax returns for fiscal years ended January 31, 1992 through 1996, are under examination by the Internal Revenue Service ("IRS"). On August 27, 1997, the IRS issued a Notice of Deficiency proposing increases to the amount of the Company's federal income taxes for fiscal years 1992 and 1993. On November 25, 1997, Autodesk filed a petition with the United States Tax Court to contest these alleged tax deficiencies. Resolution of these alleged tax deficiencies and any adjustments that may ultimately result from these examinations are not expected to have a material adverse impact on Autodesk's consolidated results of operations or its financial position.

  For the fourth quarter of fiscal 1999, Autodesk reported net revenues of $189.1 million versus $181.8 million for the same quarter in the prior fiscal year. Net revenue for fiscal 1999 totaled $740.2 million, an increase of 20 percent over net revenue in the prior fiscal year. For the fourth quarter of fiscal 1999, net income was $25.1 million, or $0.50 per share on a diluted basis, compared to net income of $27.5 million, or $0.56 per share on a diluted basis, in the fourth quarter of the prior fiscal year. Net income for fiscal 1999 was $90.6 million, and resulted in earnings per share of $1.85 on a diluted basis, including nonrecurring charges as well as incremental amortization of goodwill and intangible assets from prior acquisitions. Net income for fiscal 1998 was $45.2 million, and resulted in earnings per share $0.91 on a diluted basis, including nonrecurring charges as well as incremental amortization of goodwill and intangible assets from prior acquisitions.

FISCAL YEARS ENDED JANUARY 31, 1998, 1997 AND 1996

  NET REVENUES. Autodesk's consolidated net revenues in fiscal year 1998 were $617.1 million, which represented a 24.2 percent increase from fiscal year 1997 net revenues of $496.7 million. Revenues in the Americas and Europe increased $101.0 million or 54 percent and $19.3 million or 10 percent, respectively, from the prior fiscal year, while remaining flat in Asia Pacific. These increases were due largely to higher sales of AutoCAD software, Autodesk's flagship product, and significant growth in Autodesk's market group revenues. The most recent release of AutoCAD software, AutoCAD Release 14 ("AutoCAD R14"), was released in the United States in May 1997 and in most other regions shortly thereafter. Also contributing to the increased revenues in fiscal year 1998 were revenues contributed by Softdesk, Inc., which was acquired by Autodesk in March 1997. Net revenues in fiscal year 1997 decreased 7 percent from the $534.2 million posted in fiscal year 1996, reflecting primarily slowdowns in the US dealer channel, Germany, Switzerland, and France. The lower fiscal 1997 revenues reflected slowing sales of AutoCAD and AutoCAD update software as the then most recent version of the product, Release 13, entered the end of its product life cycle.

  AutoCAD and AutoCAD updates represented approximately 70 percent, 70 percent, and 80 percent of total consolidated revenues in fiscal years 1998, 1997, and 1996, respectively. During fiscal year 1998, approximately 244,000 new AutoCAD licenses were added worldwide, compared to 207,000 and 233,000 licenses added during fiscal years 1997 and 1996, respectively. AutoCAD upgrade revenues were $108 million, $45 million, and $49 million in fiscal years 1998, 1997, and 1996, respectively.

  Foreign revenues, including exports from the United States, accounted for approximately 58 percent, 65 percent, and 64 percent of consolidated revenues in fiscal years 1998, 1997, and 1996, respectively. The stronger value of the US dollar, relative to international currencies, primarily the Japanese yen and German mark, negatively affected international revenues by approximately $30 million in fiscal year 1998 compared to fiscal year 1997 and $17 million in fiscal year 1997 compared to fiscal year 1996. Fluctuations in foreign exchange rates positively impacted international operating expenses by $11 million in fiscal year 1998, and did not materially impact operating expenses in fiscal years 1997 and 1996. A summary of revenues by geographic area is presented in Note 9 to the Autodesk Consolidated Financial Statements, incorporated by reference herein.

  Autodesk records product returns as a reduction of revenues. In fiscal years 1998, 1997, and 1996, product returns, consisting principally of stock rotation, totaled $35.4 million, $44.3 million, and $51.2 million (or
6 percent, 9 percent, and 9 percent of total consolidated revenues, respectively). Total product returns decreased $8.9 million from fiscal year 1997 to fiscal year 1998 due largely to continued management focus on the level of inventories with Autodesk's resellers, sell-through sales activities and programs in Autodesk's distribution channel, and fewer returns associated with AutoCAD R14 compared to the prior version. Returns of AutoCAD products accounted for 40 percent, 61 percent, and 79 percent of total product returns in fiscal years 1998, 1997, and 1996, respectively. The lower level of product returns in fiscal year 1998 compared to fiscal years 1997 and 1996 reflected a lower level of product rotation that had previously been associated with performance issues relating to AutoCAD Release 13 and customers' perception issues associated with this product.

  The nature and technical complexity of Autodesk's software is such that defect corrections have occurred in the past and may occur in future releases of AutoCAD and other products offered by Autodesk. As is the case with most complex software, Autodesk has experienced performance issues with previous releases of its AutoCAD software, and performance issues could occur in future releases of AutoCAD and other products offered by Autodesk.

  Delays in the introduction of planned future product releases, or failure to achieve significant customer acceptance of these new products, may have a material adverse effect on Autodesk's revenues and consolidated results of operations in future periods. Additionally, slowdowns in any of Autodesk's geographical markets, including the recent economic instability in certain countries of the Asia Pacific region, could also have a material adverse effect on Autodesk's business and consolidated results of operations.

  COST OF REVENUES. Cost of revenues includes the purchase of disks and compact disks (CD-ROMs), costs associated with transferring Autodesk's software to electronic media, printing of user manuals and packaging materials, freight, royalties, amortization of purchased technology and capitalized software, and, in certain foreign markets, software protection locks. When expressed as a percentage of net revenues, cost of revenues decreased approximately 1 percent in fiscal year 1998 as compared to the prior fiscal year. Gross margins in fiscal year 1998 were positively impacted by continued operational efficiencies, lower royalties for licensed technology embedded in Autodesk's products, and the geographic distribution of sales. The
0.5 percent decrease in gross margins between fiscal year 1996 and 1997 was largely due to the mix of product sales, particularly the fact that a smaller portion of revenues was contributed by AutoCAD and a larger portion was contributed by AutoCAD LT, and, to a lesser extent, the impact of increased fixed costs on a lower net revenue base. In the future, cost of revenues as a percentage of net revenues may be impacted by the mix of product sales, royalty rates for licensed technology embedded in Autodesk's products, and the geographic distribution of sales.

  MARKETING AND SALES. Marketing and sales expenses include salaries, sales commissions, travel, and facility costs for Autodesk's marketing, sales, dealer training, and support personnel. These expenses also include programs aimed at increasing revenues, such as advertising, trade shows, and expositions, as well as various sales and promotional programs designed for specific sales channels and end users. When expressed as a percentage of net revenues, marketing and sales expenses decreased from 40 percent in fiscal year 1997 to 38 percent in fiscal year 1998. Actual fiscal year 1998 marketing and sales expenses of $237.1 million increased by 19 percent from the $199.9 million of expense incurred in the prior fiscal year. The increase in spending was largely due to higher employee costs and increases in advertising and promotional costs associated with the launch of AutoCAD Release 14 during the second quarter and other new and enhanced products released throughout the year. Fiscal year 1997 marketing and sales expenses of $199.9 million increased 9 percent over fiscal year 1996 expenses of $183.6 million due to higher employee costs as well as marketing and sales costs associated with the launch of certain new products introduced by Autodesk's market groups during fiscal year 1997. Autodesk expects to continue to invest in marketing and sales of its products, to develop market opportunities, and to promote Autodesk's competitive position. Accordingly, Autodesk expects marketing and sales expenses to continue to be significant, both in absolute dollars and as a percentage of net revenues.

  RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and benefits for software engineers, contract development fees, expenses associated with product translations, costs of computer equipment used in software development, and facilities expenses. During fiscal years 1998, 1997, and 1996, Autodesk incurred $122.4 million, $93.7 million, and $78.7 million, respectively, of research and development expenses (excluding capitalized software development costs of $2.2 million during fiscal year 1998; no software development costs were capitalized during fiscal years 1997 and 1996). Research and development expenses increased both in absolute dollars and as a percentage of net revenues in fiscal year 1998 due to the addition of software engineers, expenses associated with the development of new and enhanced products, and incremental research and development personnel expenses associated with the March 1997 business combination with Softdesk. The increase in research and development expenses between fiscal years 1996 and 1997 was due to the addition of software engineers and fiscal year 1997 business combinations. Autodesk anticipates that research and development expenses will increase in fiscal year 1999 as a result of product development efforts by Autodesk's market groups and incremental personnel costs. Additionally, Autodesk intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses include Autodesk's information systems, finance, human resources, legal, purchasing, and other administrative operations. Fiscal year 1998 general and administrative expenses of $88.9 million increased 20 percent from the $74.3 million recorded in the prior fiscal year, primarily due to higher employee-related costs and amortization expense associated with intangible assets recorded in connection with the acquisition of Softdesk, Inc. Fiscal year 1997 general and administrative expenses decreased 2 percent from fiscal year 1996 spending of $76.1 million reflecting lower professional fees, partially offset by increased expenses to maintain and expand Autodesk's worldwide information systems. Autodesk currently expects that general and administrative expenses in the coming year will increase to support spending on infrastructure, including continued investment in Autodesk's worldwide information systems and making any additional corrections to Autodesk's hardware, software, and products for compliance in the year 2000.

  NONRECURRING CHARGES. On March 31, 1997, Autodesk issued approximately 2.9 million shares of its common stock for all outstanding shares of Softdesk. Based upon the value of Autodesk stock and options exchanged, the transaction, including transaction costs, was valued at approximately $94 million. In connection with the acquisition, the Company recorded a charge for in-process research and development of $19.2 million, all of which was recorded as a nonrecurring charge in the fiscal quarter ended April 30, 1997.

IN-PROCESS TECHNOLOGIES OVERVIEW

  The nature of the efforts required to develop the acquired in-process technology into commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the product or service can be produced to meet its design requirements, including functions, features and technical performance requirements.

  As of the acquisition date, Softdesk had spent a significant amount of research and development effort related to the re-programming of all its existing products to a new ARX technology (AutoCAD Runtime Extension) code base. The new ARX technology is expected to provide significant improvement in the orientation of objects in CAD products. As of the acquisition date, Softdesk had completed improvements of ARX technology in various development projects associated within the following technology categories: (i) AutoCAD-Architectural/Structural, (ii) AutoCAD-Civil, (iii) AutoCAD-Imaging, (iv) AutoCAD-Maintenance, (v) AutoCAD-Productivity, and (vi) AutoCAD-Retail.

  In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Autodesk purchased a set of professional products from Softdesk, as described above, these products were built on top of AutoCAD Release 13 and AutoCAD Release 12 software; they did not utilize AutoCAD's ObjectARX programming system in any significant way. With this new technology, AutoCAD developers and users could transform ordinary drawing geometry such as lines, arcs, circles, and other entities into "intelligent" custom drawing objects. Commercially shipped Softdesk products, as of the valuation date, were limited to working with the native AutoCAD drafting entities and command set--an environment in which real-world objects were represented by geometric entities that could seldom respond directly to user commands. Higher level entities that represented building elements could be built as groups or collections of geometric entities but these collections were very rigid and did not exhibit intelligent behavior.

  With the relational database and the ObjectARX API in AutoCAD Release 13 software, objects could "know" their form and function. For example, an ObjectARX-based custom door positioned in a wall will not let itself be placed where it cannot open. In other applications, clicking on a fastener or flange, or a land parcel or topographical feature, can access additional design data in that custom object and trigger operations ranging from a simple on-screen notice to the preparation of a comprehensive spreadsheet. ObjectARX was a significant departure from previous AutoCAD development environments. Programming ObjectARX required a high level of skill in object-oriented programming. Furthermore, development was being done on a new object oriented development platform which did not have significant prior development built on top.

  The first two AEC applications acquired from Softdesk were developed in this new environment. Architectural Desktop and the Land Development desktop, both released in the last half of fiscal year 1999, were developed on top of the Object/ARX environment. The ObjectARX environment provided general mechanisms, but the Softdesk development teams had to adapt these mechanisms specifically for architectural and civil use. A significant amount of effort was undertaken to develop these products in this new environment. They had to draw upon their experience to arrive at object definitions which would function appropriately in their specific markets. In addition, these object definitions had to be general enough that they could be localized to meet the unique needs of the design and construction practices in a variety of international markets. These two products both attempted to move functionality from a "drafting-based" to "model-based" approach. Although some model-based design systems have been attempted in the past, none had been developed on top of a leading design and drafting platform such as AutoCAD. Finally, none had been developed with a tight linkage to the design and drafting functions inherent in a broad platform such as AutoCAD.

  Although the functionality of these products is somewhat similar to previous Softdesk products, there was significant technological risk in developing products in a new, unproven development environment. While such development had been conducted within Autodesk--in the mechanical CAD division (Mechanical Desktop), it had not been successfully done by other companies.

  With respect to the acquired in-process technologies, as previously discussed, the calculations of value were adjusted to reflect the value creation efforts of Softdesk prior to the close of the acquisition. Following are the estimated completion percentages, estimated technology lives and projected introduction dates:

                                             PERCENT  TECHNOLOGY  INTRODUCTION
SOFTDESK IN-PROCESS TECHNOLOGIES            COMPLETED    LIFE        DATES
--------------------------------            --------- ---------- --------------
AutoCAD Architectural/Structural Modules...     65%    7 years   Sept 98/Jun 97
AutoCAD Civil Modules......................     90%    7 years     May/Jun 97
AutoCAD Imaging Modules....................     75%    5 years     May/Jun 97
AutoCAD Maintenance Modules................     65%    7 years     May/Jun 97
AutoCAD Productivity Modules...............     65%    7 years     May/Jun 97
AutoCAD Retail Modules.....................     70%    7 years      July 97

  Estimated costs to be incurred to reach technological feasibility as of the date of acquisition for all of the Softdesk in-process technologies totaled approximately $1.8 million with the AutoCAD Architectural/Structural Modules comprising approximately $1.2 million of the total. The remaining in-process projects each had estimated costs to complete of less than $200,000.

VALUATION ANALYSIS

 REVENUE

  Future revenue estimates were generated from the following product families:
(i) AutoCAD-Architectural/Structural, (ii) AutoCAD-Civil, (iii) AutoCAD-Imaging, (iv) AutoCAD-Maintenance, (v) AutoCAD-Productivity, and (vi) AutoCAD-Retail. Aggregate revenue for Softdesk products was estimated to be less than $30 million for the 10 months ended January 31, 1998. Revenues, including revenues associated with yet-to-be-developed products utilizing the acquired technologies, as well as most of the in-process projects identified in the valuation analysis, were estimated to increase on an annualized basis by more than 250 percent in fiscal year 1999. Thereafter, revenue was estimated to increase at rates ranging from 11 to 17 percent for fiscal years 2000 through 2002, and stabilize at 10 percent for the remainder of the estimation period. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the CAD software market, (iv) the aggregate size of the CAD software market,
(v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new modules ranged from 6 to 24 months (averaging 12 months).

 OPERATING EXPENSES

  Operating expenses used in the valuation analysis of Softdesk included (i) cost of goods sold, (ii) general and administrative expense, (iii) marketing and sales expense, and (iv) research and development expense. In developing future expense estimates, it was assumed that the Softdesk operations would be merged into Autodesk's operating structure. Selected operating expense assumptions were based on an evaluation of Autodesk's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics.

  COST OF REVENUES. Cost of revenues, expressed as a percentage of revenue, for the developed technology identified in the valuation analysis ranged from approximately 19 percent in fiscal 1998 to approximately 14 percent in fiscal 2002. Cost of revenues, expressed as a percentage of revenue, for the in-process technology ranged from approximately 17 percent in fiscal 1998 to approximately 15 percent in fiscal 2004. Autodesk's cost of revenues was 13 percent for fiscal 1996 and fiscal 1997, and 12 percent for fiscal 1998.

  GENERAL AND ADMINISTRATIVE. General and administrative expense, expressed as a percentage of revenue, for the developed technology identified in the valuation analysis, ranged from approximately 6 percent in fiscal 1998 to approximately 7 percent in fiscal 2002. General and administrative expense, expressed as a percentage of revenue, for the in-process technology ranged from approximately 8 percent in fiscal 1998 to approximately 7 percent in fiscal 2002.

  MARKETING AND SALES. Marketing and sales expense, expressed as a percentage of revenue, for the developed technology identified in the valuation ranged from approximately 31 percent in fiscal 1998 to approximately 28 percent in fiscal 2002. Marketing and sales expense, expressed as a percentage of revenue, for the in-process technology ranged from approximately 32 percent in fiscal 1998 to approximately 29 percent in fiscal 2002.

  RESEARCH AND DEVELOPMENT. Research and development expenses consists of the costs associated with activities undertaken to correct errors or keep products updated with current information. Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 2.5 percent of revenue for the developed and in-process technologies throughout the estimation period.

 EFFECTIVE INCOME TAX RATE

  The effective income tax rate utilized in the analysis of in-process technology was 36 percent in fiscal year 1998, 34 percent in fiscal year 1999 and in the mid 30 percentage-range thereafter, which reflects Autodesk's combined federal and state statutory income tax rate, exclusive of nonrecurring charges at the time of the acquisition and estimated for future years.

 DISCOUNT RATE

  The discount rates selected for developed and in-process technology were
15.0 percent and 20.0 percent, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (14.0 percent) and (ii) the Weighted Average Return on Assets (20.0 percent). The discount rate utilized for the in-process technology was determined to be higher than Autodesk's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Autodesk's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

COMPARISON TO ACTUAL RESULTS

  To date, the assumptions used in the projections of revenues from in-process technologies and the estimated costs and completion dates for those technologies were reasonable based on factors known at the acquisition date. Actual revenues from in-process technologies have been less than amounts projected in connection with the analysis of the Softdesk acquisition. This shortfall reflects competitive factors related to price, difficulties in developing robust commercial applications in the new ObjectARX environment, functionality and performance in the architecture, the engineering and construction software industry, particularly in regard to localized building services applications. Partially offsetting the variance from management's original revenue projections is a favorable variance in spending such that Autodesk's return on its investment in such technologies, as well as its current and future results of operations and financial position have not been and are not expected to be adversely impacted. However, if the in-process projects contemplated in management's forecast are not successfully developed, future revenue and profitability of Autodesk may be adversely affected. Additionally, the value of other intangible assets acquired from Softdesk may become impaired.

  Nonrecurring charges in fiscal year 1998 also included charges for purchased in-process research and development associated with Autodesk's licensing of 3D/Eye technology ($3.0 million) in fiscal year 1998 and Autodesk's acquisitions of Teleos Research ($3.2 million) and Argus Technologies, Inc. ($1.5 million) in fiscal year 1997. For additional information, see "Business Combinations" in Note 1 of the Autodesk Consolidated Financial Statements, incorporated by reference herein.

  A $25.5 million judgment was entered against Autodesk in fiscal year 1995 on a claim of trade secret misappropriation brought by VMI. Autodesk recorded this nonrecurring charge in the fourth quarter of fiscal year 1995. Autodesk appealed and a reduced judgment was entered against Autodesk in February 1998 in the amount of $7.8 million. In May 1998, final judgment was entered in the VMI litigation. See Notes to the Autodesk Interim Unaudited Financial Statements as of July 31, 1998, incorporated by reference herein.

  INTEREST AND OTHER INCOME. Interest income was $9.8 million, $8.8 million, and $10.6 million for fiscal years 1998, 1997, and 1996, respectively. The increase in fiscal year 1998 interest income over fiscal year 1997 interest income was largely due to an increase in average cash, cash equivalents, and marketable securities balances. The decrease in fiscal year 1997 interest income from the prior fiscal year resulted from a lower average balance of cash, cash equivalents, and marketable securities, partially offset by higher interest rates on Autodesk's international investment portfolio when compared to the same period in the prior fiscal year. Interest and other income for fiscal years 1998, 1997, and 1996 was net of interest expense of $0.2 million, $1.8 million, and $1.8 million, respectively.

  Autodesk has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-denominated assets and liabilities. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. Autodesk does not hedge anticipated foreign-denominated revenues and expenses not yet incurred. Gains (losses) resulting from foreign currency transactions primarily in Europe and Asia Pacific, which are included in interest and other income, were ($68,000), ($197,000), and $554,000 in fiscal years 1998, 1997, and 1996, respectively.

  PROVISION FOR INCOME TAXES. Autodesk's effective income tax rate, excluding one-time charges for acquired in-process research and development associated with the March 1997 acquisition of Softdesk, Inc. and fiscal year 1997 acquisitions, was 38.0 percent in fiscal year 1998 compared to 35.5 percent and 36.5 percent in fiscal years 1997 and 1996, respectively. The increase in the effective income tax rate in fiscal year 1998 compared to fiscal year 1997 was principally due to the amortization of certain intangible assets not deductible for tax purposes and foreign earnings which are taxed at rates different from the US statutory rate. The decrease in the tax rate between fiscal years 1997 and 1996 was due largely to a decrease in Autodesk's effective state income tax rate. See Note 3 to the Autodesk Consolidated Financial Statements, incorporated by reference herein, for an analysis of the differences between the US statutory and the effective income tax rates.

  Autodesk's United States income tax returns for fiscal years ended January 31, 1992 through 1996 are under examination by the Internal Revenue Service. On August 27, 1997, the Internal Revenue Service issued a Notice of Deficiency proposing increases to the amount of Autodesk's United States income taxes for fiscal years 1992 and 1993. On November 25, 1997, Autodesk filed a petition with the United States Tax Court to contest these alleged tax deficiencies. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

  COMPREHENSIVE INCOME. As of February 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity.

Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130. For further discussion, see Note 1 to the Autodesk Consolidated Financial Statements, incorporated by reference herein.

  RECENTLY ISSUED ACCOUNTING STANDARDS. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas, and major customers. SFAS 131 will first be reflected in Autodesk's fiscal year 1999 Annual Report and will apply to both annual and interim financial reporting subsequent to this date. Autodesk is currently evaluating the impact of SFAS 131 on its financial disclosures.

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires Autodesk to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 is effective as of the beginning of Autodesk's fiscal year 2001. Autodesk is currently evaluating the impact of SFAS 133 on its financial statements and related disclosures.

  In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), which supersedes SOP 91-1. SOP 97-2 will be effective beginning in fiscal year 1999. In March 1998, the AICPA issued Statement of Position 98-4 ("SOP 98-4"), which amends certain provisions of SOP 97-2. Autodesk believes it is in compliance with the provisions of SOP 97-2 as amended by SOP 98-4. However, detailed implementation guidelines for this standard have not been issued. Once issued, such guidance could lead to unanticipated changes in Autodesk's current revenue recognition practices and such changes could be material to Autodesk's results of operations. In December 1998, the AICPA issued Statement of Position 98-9, which amends certain provisions of SOP 97-2 and extends the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 until the beginning of Autodesk's fiscal year 2000. Autodesk is currently evaluating the impact of SOP 98-9 on its financial statements and related disclosures.

  In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. Autodesk is required to adopt this standard in fiscal year 2000 and is currently evaluating the impact that its adoption will have on the consolidated financial position and results of operations of Autodesk.

CERTAIN RISK FACTORS WHICH MAY IMPACT FUTURE OPERATING RESULTS

  The Common Stock offered hereby involves a high degree of risk. Autodesk operates in a rapidly changing environment that involves a number of risks, some of which are beyond Autodesk's control. The following discussion highlights some of these risks and the possible impact of these factors on future results of operations. These factors should be considered in conjunction with the other information included in this Prospectus. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus. Some of these factors relate directly to the Transactions, while others are present independent of the Transactions in the general business environment of each of Autodesk, Discreet and the Combined Company following the Transactions. The risks highlighted herein should not be assumed to be the only factors that could affect the future performance of Autodesk, Discreet and the Combined Company.

  COMPETITION. The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capabilities at progressively lower prices contributes to the ease of market entry. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenues and profit margins, and loss of market share, any of which could adversely affect Autodesk's business, consolidated results of operations, and financial condition. The design software market in particular is characterized by vigorous competition in each of the vertical markets in which Autodesk competes, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies.

  The AEC family of products competes directly with software offered by companies such as Bentley Systems, Inc.; Computervision Corporation (a subsidiary of Parametric Technologies, Inc.); CADAM Systems Company, Inc.; Diehl Graphsoft, Inc.; EaglePoint Software; International Microcomputer Software, Inc. ("IMSI"); Intergraph Corporation; Ketiv Technologies; Nemetschek Systems, Inc.; and Visio Corporation ("Visio"). Autodesk's MCAD products compete with products offered by Bentley; Visionary Design Systems; Hewlett-Packard Corporation; Parametric Technologies, Inc.; Structural Dynamics Research Corporation; Unigraphics; Computervision; Dassault Systemes ("Dassault"); Solidworks Corporation (a subsidiary of Dassault); and Baystate Technologies, Inc. Autodesk's GIS Market Group faces competition from Bentley; Intergraph; MapInfo Corporation; Earth Sciences Research Institute; and MCI Systemhouse. Kinetix product offerings compete with products offered by other multimedia companies such as Adobe Systems Inc.; Macromedia, Inc.; and Silicon Graphics, Inc. The Personal Solutions Group family of products competes with IMSI; The Learning Company; Visio; Micrografx Inc. and others. Certain of the competitors of Autodesk have greater financial, technical, sales and marketing, and other resources than Autodesk.

  Autodesk believes that the principal factors affecting competition in its markets are product reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation, price and training. In addition, the availability of third-party application software is a competitive factor within the CAD market. Autodesk believes that it competes favorably in these areas and that its competitive position will depend, in part, upon its continued ability to enhance existing products, and to develop and market new products.

  In April 1998, Autodesk received notice that the FTC has undertaken a nonpublic investigation to determine whether Autodesk or others have engaged in or are engaging in unfair methods of competition. The FTC has not made any claims or allegations regarding Autodesk's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. Autodesk does not believe that the investigation will have a material impact on its business or consolidated results of operations.

  FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. Autodesk has experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality. Autodesk's operating results in Europe during the third fiscal quarter are usually impacted by a slow summer period while the Asia Pacific operations typically experience seasonal slowing in the third and fourth fiscal quarters.

  The technology industry is particularly susceptible to fluctuations in operating results within a quarter. While Autodesk experienced more linear operating results within fiscal year 1998 compared to prior years, historically the majority of Autodesk's orders within a fiscal quarter have frequently been concentrated within the last weeks or days of that quarter. These fluctuations are caused by a number of factors, including the relatively long sales cycle of some of Autodesk's products, the timing of the introduction of new products by Autodesk or its competitors, and other economic factors experienced by Autodesk's customers and the geographic regions in which Autodesk does business. Additionally, Autodesk's operating expenses are based in part on its expectations for future revenues and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on Autodesk's consolidated results of operations and financial condition.

  Similarly, shortfalls in Autodesk's revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Autodesk's common stock. Moreover, Autodesk's stock price is subject to the volatility generally associated with technology stocks and may also be affected by broader market trends unrelated to performance.

  PRODUCT CONCENTRATION. Autodesk derives a substantial portion of its revenues from sales of AutoCAD software, AutoCAD updates, and adjacent products which are interoperable with AutoCAD. As such, any factor adversely affecting sales of AutoCAD and AutoCAD updates, including such factors as product life cycle, market acceptance, product performance and reliability, reputation, price competition, and the availability of third-party applications, could have a material adverse effect on Autodesk's business and consolidated results of operations.

  In April 1998, Autodesk received notice that the FTC has undertaken a nonpublic investigation to determine whether Autodesk or others have engaged in or are engaging in unfair methods of competition. The FTC has not made any claims or allegations regarding Autodesk's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. Autodesk does not believe that the investigation will have a material impact on its business or consolidated results of operations.

  PRODUCT DEVELOPMENT AND INTRODUCTION. The software industry is characterized by rapid technological change as well as changes in customer requirements and preferences. The software products offered by Autodesk are internally complex and, despite extensive testing and quality control, may contain bugs, especially when first introduced. In fiscal year 1996, Autodesk experienced quality and performance issues associated with AutoCAD Release 13, including issues related to compatibility with certain hardware platforms and peripheral equipment, interoperability problems with products designed to work in conjunction with AutoCAD Release 13, and other issues associated with the software's object-oriented design. These factors resulted in a high rate of product returns in fiscal year 1996. There can be no assurance that defects or errors will not occur in future releases of AutoCAD or other software products offered by Autodesk. Such defects or errors could result in corrective releases to Autodesk's software products, damage to Autodesk's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation, price and training. Delays or difficulties may result in the delay or cancellation of planned development projects, and could have a material and adverse effect on Autodesk's business and consolidated results of operations. Further, increased competition in the market for design, mapping, or multimedia software products could also have a negative impact on Autodesk's business and consolidated results of operations. More specifically, gross margins may be adversely affected if sales of low-end CAD products, which historically have had lower margins, grow at a faster rate than Autodesk's higher-margin products.

  Certain of Autodesk's historical product development activities have been performed by independent firms and contractors, while other technologies are licensed from third parties. Autodesk generally either owns or licenses the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for Autodesk in the past, will be able to provide development support to Autodesk in the future. Similarly, there can be no assurance that Autodesk will be able to obtain and renew license agreements on favorable terms, if at all, and any failure to do so could have a material adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk's business strategy has historically depended in large part on its relationships with third-party developers, who provide products that expand the functionality of Autodesk's design software. There can be no assurance that certain developers will not elect to support other products or otherwise experience disruption in product development and delivery cycles. Such disruption in particular markets could negatively impact these third-party developers and end users, which could have a material adverse effect on Autodesk's business and consolidated results of operations. Further, increased merger and acquisition activity currently experienced in the technology industry could affect relationships with other third-party developers, and thus adversely affect operating results.

  INTERNATIONAL OPERATIONS. Autodesk anticipates that international operations will continue to account for a significant portion of its consolidated revenues. Risks inherent in Autodesk's international operations include the following: unexpected changes in regulatory practices and tariffs; difficulties in staffing and managing foreign operations; longer collection cycles; potential changes in tax laws; greater difficulty in protecting intellectual property; and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where Autodesk does business. During fiscal year 1998, changes in exchange rates from the same period of the prior fiscal year adversely impacted revenues, principally due to changes in the Japanese yen and the German mark. As more fully described in Note 2 to the Autodesk Consolidated Financial Statements, incorporated by reference herein, Autodesk's risk management strategy uses derivative financial instruments in the form of forward foreign exchange contracts for the purpose of hedging foreign currency market exposures of underlying assets, liabilities, and other obligations which exist as a part of its ongoing business operations. Autodesk does not enter into derivative contracts for the purpose of trading or speculative transactions. Autodesk's international results may also be impacted by general economic and political conditions in these foreign markets. Autodesk's international results have been impacted by recent unfavorable economic and political conditions in the Asian markets. There can be no assurance that the economic crisis and currency issues currently being experienced will not have a material adverse effect on Autodesk's future international operations and, consequently, on Autodesk's business and consolidated results of operations.

  DEPENDENCE ON DISTRIBUTION CHANNELS. Autodesk sells its software products primarily to distributors and VARs. Autodesk's ability to effectively distribute products depends in part upon the financial and business condition of its VAR network. Although Autodesk has not to date experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized and have experienced difficulties during times of economic contraction and may do so in the future. While no single customer accounted for more than 10 percent of Autodesk's consolidated revenues in fiscal years 1998, 1997, or 1996, the loss of or a significant reduction in business with any one of Autodesk's major international distributors or large US resellers could have a material adverse effect on Autodesk's business and consolidated results of operations in future periods. Autodesk's largest international distributor is Computer 2000 AG in Germany. Autodesk's largest resellers in the United States are Avatech, Advanced Enterprise Solutions and Integrated Systems Technologies.

  PRODUCT RETURNS. With the exception of certain European distributors, agreements with Autodesk's VARs do not contain specific product-return privileges. However, Autodesk permits its VARs to return product in certain instances, generally during periods of product transition and during update cycles. While Autodesk experienced a decrease in the overall level of product returns in fiscal year 1998 compared to fiscal years 1997 and 1996, management anticipates that product returns in future periods will continue to be impacted by product update cycles, new product releases, and software quality.

  Autodesk establishes reserves, including reserves for stock balancing and product rotation, based on estimated future returns of product and after taking into account channel inventory levels, the timing of new product introductions, and other factors. While Autodesk maintains strict measures to monitor channel inventories and to provide appropriate reserves, actual product returns may differ from Autodesk's reserve estimates, and such differences could be material to Autodesk's consolidated financial statements.

  INTELLECTUAL PROPERTY. Autodesk relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect its proprietary rights. Despite such efforts to protect Autodesk's proprietary rights, unauthorized parties may attempt to copy aspects of Autodesk's software products or to obtain and use information that Autodesk regards as proprietary. Policing unauthorized use of Autodesk's software products is time-consuming and costly. Although Autodesk is unable to measure the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that Autodesk's means of protecting its proprietary rights will be adequate or that its competitors will not independently develop similar technology. Autodesk expects that software product developers will be increasingly subject to infringement claims as the number of products and competitors in its industry segments grows and the functionality of products in different industry segments overlaps. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against Autodesk or that any such assertions will not have a material adverse effect on its business. Any such claims, whether with or without merit, could be time-consuming, result in costly litigation and diversion of resources, cause product shipment delays, or require Autodesk to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in its products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available on commercially reasonable terms, or that the software will be appropriately supported, maintained, or enhanced by the licensors. The loss of licenses to, or inability to support, maintain, and enhance any such software, could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed, and integrated, which could have a material adverse effect on Autodesk's business and consolidated results of operations.

  RISKS ASSOCIATED WITH ACQUISITIONS AND INVESTMENTS. Autodesk periodically acquires or invests in businesses, software products, and technologies which are complementary to Autodesk's business through strategic alliances, debt and equity investments, joint ventures, and the like. The risks associated with such acquisitions or investments include, among others, the difficulty of assimilating the operations and personnel of the companies, the failure to realize anticipated synergies, and the diversion of management's time and attention. In addition, such investments and acquisitions may involve significant transaction-related costs. There can be no assurance that Autodesk will be successful in overcoming such risks or that such investments and acquisitions will not have a material adverse impact on Autodesk's business, financial condition, or results of operations. In addition, such investments and acquisitions may contribute to potential fluctuations in quarterly results of operations due to merger-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions, any of which could negatively impact results of operations for a given period or cause lack of consistency from quarter to quarter in Autodesk's operating results or financial condition.

  During the first quarter of fiscal year 1998, Autodesk completed its acquisition of all of the outstanding stock of Softdesk, Inc. Autodesk continues to integrate the operations acquired in the Softdesk merger with its own. There can be no assurance that the anticipated benefits of the Softdesk merger and any future mergers or acquisitions will be realized.

  ATTRACTION AND RETENTION OF EMPLOYEES. The continued growth and success of Autodesk depends significantly on the continued service of highly skilled employees. Competition for these employees in today's marketplace, especially in the technology industries, is intense. Autodesk's ability to attract and retain employees is dependent on a number of factors including its continued ability to grant stock incentive awards, which are described in more detail in
Note 6 to the Autodesk consolidated financial statements, incorporated by reference herein. There can be no assurance that Autodesk will be successful in continuing to recruit new personnel and to retain existing personnel. The loss of one or more key employees or Autodesk's inability to maintain existing employees or recruit new employees could have a material adverse impact on Autodesk. In addition, Autodesk may experience increased compensation costs to attract and retain skilled personnel.

  IMPACT OF YEAR 2000. Some of the computer programs used by Autodesk in its internal operations rely on time-sensitive software that was written using two digits rather than four to identify the applicable year. These programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process including, among other transactions, send invoices, or engage in similar normal business activities. Autodesk is currently in the remediation or fourth phase of a six-phase year 2000 compliance program related to information technology ("IT") systems and expects to complete this phase by the end of fiscal year 1999. The remaining two phases are expected to be virtually complete by the end of Autodesk's fiscal year 1999 with minor testing and risk mitigation activities being performed through the end of calendar year 1999. As of October 31, 1998, Autodesk had spent approximately $4 million on the IT year 2000 project, of which approximately $300,000 had been capitalized. Autodesk expects to spend an additional $2 million to $3 million to complete this project. All expenditures to date have been captured either in prior year or current year budgets. Autodesk believes that the key components of the IT year 2000 project have either been replaced or remediated. Further, Autodesk estimates that if any component of the current systems fail due to year 2000 related issues, Autodesk would be able to divert people and systems traffic, causing delays of between one to three days in service interruptions and processing Autodesk information. Autodesk has a contingency plan in place in order to prevent the loss of critical data which includes the back up of all critical data processing interactions and a disaster recovery plan. There can be no assurance, however, that there will not be a delay in the completion of these procedures or that the cost of such procedures will not exceed original estimates, either of which could have a material adverse effect on future results of operations.

  In addition to correcting the business and operating systems used by Autodesk in the ordinary course of business as described above, Autodesk has also reviewed its non-IT systems to determine year 2000 compliance of these systems. Autodesk is in a monitoring program that continually checks the status of all non-IT systems and does not anticipate an adverse impact on service and business capabilities with regard to these non-IT systems. Expenditures related to these monitoring procedures have been minimal and are not expected to be significant in future periods.

  Autodesk has also tested and continues to test all products it currently produces internally for sale to third parties to determine year 2000 compliance. As of October 31, 1998, Autodesk has spent approximately $300,000 on the first two phases of a three-phase year 2000 compliance testing program related to its products and expects to spend an additional $1.2 to $1.7 million to complete this project. Products currently sold by Autodesk either have been found to be substantially compliant or are currently being tested for compliance. However, many Autodesk products run on operating systems or hardware produced and sold by third-party vendors. There can be no assurance that these operating systems or hardware will be converted in a timely manner, or at all, and any failure in this regard may cause Autodesk products not to function as designed. Autodesk will continue to evaluate each product in the currently supported inventory.

LIQUIDITY AND CAPITAL RESOURCES

  Cash, cash equivalents, and marketable securities, which consist primarily of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury bills, totaled $301.3 million at January 31, 1998, compared to $286.3 million at January 31, 1997. The $15.0 million increase in cash, cash equivalents, and marketable securities was due primarily to cash generated from operations ($158.6 million) and cash proceeds from the issuance of shares through employee stock option and stock purchase programs ($80.1 million). This increase was primarily offset by cash used to repurchase shares of Autodesk's common stock ($174.9 million), to acquire complementary software technologies and businesses ($19.8 million), to purchase computer equipment, furniture, and leasehold improvements ($15.0 million), and to pay dividends on Autodesk's common stock ($11.3 million).

  During fiscal years 1998, 1997, and 1996, Autodesk repurchased and retired a total of 2,332,500, 1,659,500, and 2,671,000 shares of its common stock at average repurchase prices of $38.39, $32.44, and $40.43, respectively, pursuant to an ongoing and systematic repurchase plan ("Systematic Plan") approved by Autodesk's Board of Directors to reduce the dilutive effect of common shares to be issued under Autodesk's employee stock plans. In December 1997, the Board of Directors authorized the purchase of an additional
4 million shares under the Systematic Plan.

  In August 1996, Autodesk announced another stock repurchase program under which Autodesk may purchase up to 5 million shares of common stock in open market transactions as market and business conditions warrant--the "Supplemental Plan." In December 1997, the Board authorized the purchase of an additional 5 million shares under the Supplemental Plan. Autodesk may also utilize equity options as part of the Supplemental Plan.

  In connection with the Supplemental Plan, Autodesk sold put warrants to an independent third party in September 1996 and purchased call options from the same independent third party. The premiums received with respect to the equity options equaled the premiums paid. Consequently, there was no exchange of cash. Autodesk exercised the call options, repurchasing 2,000,000 shares of its common stock during the third quarter of fiscal year 1998 for $51 million. The put warrants expired unexercised in September 1997 and were reclassified from put warrants to stockholders' equity during the third quarter of fiscal year 1998. For additional information, see Note 7 to the Autodesk Consolidated Financial Statements, incorporated herein by reference. In addition to the exercise of the call options in fiscal year 1998, Autodesk repurchased an additional 1,000,000 shares in the open market at an average per share repurchase price of $34.37. During fiscal year 1997, Autodesk repurchased 557,500 shares at an average per share repurchase price of $24.09 subject to the Supplemental Plan.

  In December 1997, Autodesk sold put warrants to an independent third party that entitle the holder of the warrants to sell 1.5 million shares of common stock to Autodesk at $38.12 per share. Additionally, Autodesk purchased call options from the same independent third party that entitle Autodesk to buy 1 million shares at $39.88 per share. The premiums received with respect to the equity options totaled $4.5 million and equaled the premiums paid. Consequently, there was no exchange of cash. The outstanding put warrants at January 31, 1998, permitted a net share settlement at Autodesk's option. As a result, the transaction did not result in a put warrant liability on the consolidated balance sheet.

  In August 1998, the Autodesk Board rescinded its authorization of the Systematic Plan and the Supplemental Plan, both of which have been terminated.

  Autodesk has an unsecured $40 million bank line of credit, of which $20 million is guaranteed, that may be used from time to time to facilitate short-term cash flow. At January 31, 1998, there were no borrowings outstanding under this credit agreement, which expires in January 1999.

  Autodesk's principal commitments at January 31, 1998, consisted of obligations under operating leases for facilities. For additional information, see Note 5 to the Autodesk Consolidated Financial Statements, incorporated by reference herein. Autodesk believes that its existing cash, cash equivalents, marketable securities, available line of credit, cash generated from operations and the net proceeds of this offering will be sufficient to satisfy its currently anticipated cash requirements for fiscal year 1999.

  Longer-term cash requirements, other than normal operating expenses, are anticipated for development of new software products and enhancement of existing products; financing anticipated growth; dividend payments; repurchases of Autodesk Common Stock; and the acquisition of businesses, software products or technologies complementary to Autodesk's business. Autodesk believes its existing cash, cash equivalents, marketable securities, available line of credit and cash generated from operations will be sufficient to satisfy its currently anticipated longer-term cash requirements.

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

                                   AUTODESK

BUSINESS

  Autodesk was incorporated in California in April 1982 and was reincorporated in Delaware in May 1994. Its principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903 and its telephone number is
(415) 507-5000. Autodesk's two-dimensional ("2D") and three-dimensional ("3D") products are used across industries and in the home for architectural design, mechanical design, spatial data management and mapping, animation, and visualization applications. Autodesk's flagship product, AutoCAD, is one of the world's leading computer-aided design ("CAD") tools, with an installed base of more than 2 million units worldwide. Autodesk's software products are sold worldwide, primarily through a network of dealers and distributors.

  In February 1995, Autodesk realigned its internal marketing and development organizations around key market groups that most closely match Autodesk's customer base. During fiscal year 1998, Autodesk defined a new market group, the Personal Solutions Group, whose products are targeted to individual users as well as professionals. Each market group incorporates product development, quality assurance, technical publications, and product industry marketing. Autodesk's market groups are discussed below.

  Architecture, Engineering, and Construction ("AEC"). The architecture, engineering, construction, and facilities management industries utilize software from Autodesk and third-party developers to manage every phase of a building's life cycle--from conceptual design through construction, maintenance, and renovation. During fiscal year 1998, Autodesk expanded its product offerings for the AEC Market Group by acquiring Softdesk, Inc. in March 1997. AEC products include AutoCAD + S8 Architectural Suite, Softdesk 8 AEC Tools, and AEC Professional Suite.

  Mechanical Computer-Aided Design ("MCAD"). Autodesk's Mechanical CAD Market Group is dedicated to providing mechanical engineers, designers and drafters with advanced, value-based software solutions that are designed to solve their professional design challenges. Autodesk's premier MCAD product is Mechanical Desktop. In May 1998, Autodesk expanded its mechanical CAD products through the purchase of various software technologies and applications from Genius CAD Software GmbH, a German limited liability company.

  Geographic Information Systems ("GIS"). Autodesk's GIS Market Group strategy is to provide easy-to-use mapping and GIS technology to help businesses and governments manage their assets and infrastructure. The GIS Market Group is assisting automated mapping/facilities managers, as well as GIS and CAD users, to share mapping, GIS, and associated information in a corporate environment. Autodesk's current GIS products include AutoCAD Map, Autodesk MapGuide, and Autodesk World.

  Personal Solutions Group ("PSG"). The PSG Market Group develops easy-to-use, affordable tools for professionals, occasional users, or consumers who design, draft, and diagram, thus expanding Autodesk's traditional customer base of architects and engineers. PSG products include AutoCAD LT and AutoSketch.

  Kinetix. The Kinetix division of Autodesk is devoted to bringing powerful 3D content-creation software to computer-industry professionals focused on two markets: entertainment (film, broadcast video, and interactive games) and design conceptualization and visualization. Kinetix provides two core platform products--3D Studio MAX and 3D Studio VIZ, that specifically focus on these markets.

PRODUCTS

  Autodesk has aligned its market groups into three segments: the Design Solutions segment (which includes the AEC, MCAD, and GIS market groups, as well as AutoCAD products), the Personal

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Solutions segment, and Kinetix (the multimedia segment). Autodesk's Design
Solutions segment includes the following products:

 AUTOCAD

  AutoCAD software is a general-purpose CAD tool used independently and in conjunction with specific applications designed to work with AutoCAD in fields ranging from architecture and mechanical design to plant design and mapping. Professionals utilize AutoCAD for design, modeling, drafting, mapping, rendering, and management tasks. AutoCAD runs on Windows 95, Windows 98, and Windows 3.1. Because AutoCAD software's DWG files are portable across many platforms and operating systems, it is a viable solution for customers with multiple computer systems who need to exchange drawing files in such an environment.

  The most current version, AutoCAD Release 14, was introduced in May 1997. Built for speed and efficiency, AutoCAD Release 14 includes enhancements in areas that most influence productivity, including: precision drawing tools such as AutoSnap, data-sharing features like raster image and reference file clipping, photorealistic rendering, solid fills, and TrueType fonts.

  AutoCAD software's open-system architecture allows users to adapt AutoCAD to unique professional requirements with any of more than 5,000 independently developed add-on applications. Many of these applications are based on ObjectARX technology, a new generation of C++-based APIs. ObjectARX-based applications utilize AutoCAD software's object-oriented capabilities.

  Sales of AutoCAD and AutoCAD upgrades accounted for approximately 70 percent of Autodesk's revenues in fiscal years 1998 and 1997 as compared to approximately 80 percent in fiscal year 1996. During fiscal year 1998, approximately 244,000 new AutoCAD licenses were added worldwide, compared to 207,000 licenses and 233,000 licenses added during fiscal years 1997 and 1996, respectively.

 AUTOCAD OEM

  AutoCAD OEM ("Original Equipment Manufacturer") for Windows-based operating systems is a selectively licensed CAD engine offering a complete application-development environment for creating and delivering targeted or niche solutions with scaled feature sets. It is for developers, system integrators, and commercial software developers who require an embeddable CAD system which gives them the ability to scale and control the application feature set. AutoCAD OEM provides developers with a complete toolkit of AutoCAD features and APIs including ObjectARX capabilities, a full suite of drawing and editing functions as well as AutoLISP, a LISP API, and the AutoCAD Development System, a C programming interface. These capabilities enable development of new products for new markets untapped by traditional CAD products and solutions.

 MECHANICAL DESKTOP

  Mechanical Desktop software is an integrated software application that unites advanced 2D and 3D mechanical design capabilities for PCs. The Mechanical Desktop contains integrated modules for fully parametric feature-based solid modeling, surface modeling, and assembly modeling; 2D design/drafting and bidirectional associative drafting; as well as a built-in Autodesk IGES Translator, which enables users to accurately exchange IGES (Initial Graphics Exchange Specification) data with other systems. Mechanical Desktop Release 2.0, which was released in December 1997, includes an Express User Interface, Edit-in-Place assembly functionality, and improved integration with Autodesk's AutoCAD Release 14 for mechanical drafting, and 3D Studio MAX for 3D photorealistic rendering and animation. Advanced ordinate dimensioning, editing and display of crosshatch patterns, surface scaling, section view, and associative bill-of-materials generation are among the features included in the latest release of Mechanical Desktop software.

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

 AUTOCAD MAP

  AutoCAD Map software is the first AutoCAD-based automated-mapping product for professional planners, utility managers, and technicians who create and maintain their own maps and use their data for engineering- based analysis and planning. Built with AutoCAD software, AutoCAD Map focuses on five key areas: digital map creation, analysis, maintenance of up-to-date maps, data exchange, and publishing. The API in AutoCAD Map lets developers build vertical applications for industries such as telecommunications, utilities, oil and gas, state and local government, and natural resource and environmental engineering. AutoCAD Map also contains ObjectARX capabilities.

 AUTODESK MAPGUIDE

  MapGuide is a Web-based GIS technology that is designed to allow corporate customers and developers to use the Internet and business intranets to rapidly deploy decision support systems with a geographic component. Suited for a wide range of users--from GIS professionals to the casual computer user--MapGuide software enables users to access and query digital maps and permits users to display and analyze geographic data for applications that include tracking customers, allocating resources, and managing facilities infrastructure.

 AUTODESK WORLD

  Autodesk World allows for the management of geographic-based data. It offers capture, edit, analysis, integration, and presentation functionality for spatial data, including raster, vector (CAD and GIS), and attributes. It also includes Object Linking and Embedding ("OLE"), which allows users to link drawings to other Windows applications such as Microsoft Word or Excel, application programming interfaces, and an integrated Visual Basic for Applications 5.0 scripting environment for easy customization and application development.

 AUTOCAD LAND DEVELOPMENT DESKTOP

  AutoCAD Land Development Desktop, introduced in December, 1998, assists professionals involved with analyzing and designing land-related projects. Equipped with mapping capabilities, AutoCAD Land Development has features including terrain model creation, point manipulation, base geometry creation and labeling, and manipulation of parcels and roadway plan alignments, as well as editing and visualization contouring, and volume calculations--all in a collaborative and customizable environment. All project data is stored and managed in a centralized database, providing users with easy access and the ability to share one another's data. With Land Development Desktop, users can also manipulate real-world objects, such as points and contours, in real time using Object ARX technology.

 AUTOCAD ARCHITECTURAL DESKTOP

  Introduced in October 1998, AutoCAD Architectural Desktop is the first architectural solution that integrates model-based design with a powerful AutoCAD-based production drafting solution. AutoCAD Architectural Desktop delivers the power of ObjectARX; building objects to Autodesk building design customers. Intelligent AEC blocks and objects such as doors, walls, windows and spaces allow the user to easily and accurately create, edit, organize and modify 3D conceptual designs. In addition to AutoCAD Architectural Desktop's intelligent technology, its ease of use through intuitive and familiar commands will increase the building designer's productivity and efficiency in the 3D modeling process.

  Autodesk's Personal Solutions segment includes the following products:

 AUTOCAD LT

  AutoCAD LT 97 is a low-cost 2D CAD application intended for CAD managers, designers, and engineers who need a powerful, stand-alone CAD tool, but who do not require the advanced feature

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set in AutoCAD. AutoCAD LT 97 software contains an extensive 2D drafting toolset as well as 3D lines and polylines with quick shading and hidden-line removal. Other features include a Start-Up dialog box and Drawing Set-Up wizards to help the user create or open a drawing quickly; real-time pan and zoom; a Drag-and-Drop Content Explorer featuring hundreds of industry-standard symbols; and Integrated Internet Tools to open or save drawings directly to the Internet. AutoCAD LT operates in the Windows environment with pull-down menus, customizable toolbar, toolbox, menus, and scripts, as well as dialog boxes and icons. It supports the Windows Clipboard, as well as OLE. AutoCAD LT 97 is fully compatible with Windows 95 and Windows NT 4.0 and has built-in Microsoft Office 97 compatibility.

 AUTOSKETCH

  AutoSketch Release 95 is a precision drawing program that can be used for creating technical diagrams, architectural layouts, electrical drawings, mechanical plans, information graphics, and presentations. The Application Wizards customize their interfaces based on the type of drawing to allow for the creation of drawings, diagrams, and sketches.

  The principal product offerings from the Kinetix segment are discussed below:

 3D STUDIO MAX

  3D Studio MAX R2 software, which began shipping in the third quarter of fiscal year 1998, is a 3D modeling and animation software package specifically written to take advantage of advanced features offered by the Windows NT operating system. With a real-time interface, multiple-processor support, and 3D graphics acceleration capabilities, 3D Studio MAX delivers workstation-class performance and functionality to PCs.

  The intuitive interface eliminates many of the commonly accepted boundaries between modeling, rendering, and animation, and offers instant feedback; users can see the results of their actions in real time, as they are applied. Shaded views with real-time feedback allows users to visualize natural, real-world environments in which they can directly manipulate objects, regardless of scene complexity. Because 3D Studio MAX software maintains a data history of geometry creation and modification, users can return to and change any step, at any time, without having to redo prior work. 3D Studio MAX is also the only environment that can run Character Studio, a powerful character-animation and skinning plug-in software product offered by Kinetix.

 3D STUDIO VIZ

  3D Studio VIZ, introduced in May 1997, is a design tool that enables users to express ideas on-screen, in full 3D. Architectural models, engineering samples, and construction-site previews all become a quick reality with this new Kinetix software tool. Real-world feedback can be incorporated into the design, and users can explore more options with their customers more cost-effectively. 3D Studio VIZ and AutoCAD files are easily exchanged and allow for the development of advanced engineering or architectural visualizations. 3D Studio VIZ animates, so clients can take a simulated walkthrough of a site, understand a structure, or view a part as it will operate in the final assembly. The VIZ user interface employs CAD-like creation tools including fillets, trims, and chamfers.

PRODUCT DEVELOPMENT AND ENHANCEMENT

  The computer industry is characterized by rapid technological change in computer hardware, operating systems, and software. To keep pace with this change, Autodesk maintains an aggressive program of new product development. Autodesk dedicates considerable resources to research and development to further enhance its existing products and to create new products and technologies.

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

During fiscal years 1998, 1997, and 1996, Autodesk incurred $122,432,000, $93,702,000, and $78,678,000, respectively, for software design, development, product localization, and project-management activities (excluding capitalized software development costs of approximately $2,200,000 in fiscal year 1998; no software development costs were capitalized during fiscal years 1997 and
1996).

  The majority of Autodesk's basic research and product development has been performed in the United States, while translation and localization of foreign-market versions are generally performed by development teams or contractors in the local markets. Autodesk's product-related functions in Europe, including software development, localization, quality assurance, and technical publications, are centralized in Neuchatel, Switzerland. Production in Europe is centralized in Ireland, and production in Asia Pacific is centralized in Singapore.

  Autodesk intends to continue recruiting and hiring experienced software developers and to consider the licensing and acquisition of complementary software technologies and businesses. In addition, Autodesk will continue to actively collaborate with and support independent software developers who offer products that enhance and complement AutoCAD software and other products offered by Autodesk.

  The software products offered by Autodesk are internally complex. Despite extensive testing and quality control, these products may contain bugs, especially when first introduced. In fiscal year 1996, Autodesk experienced quality and performance issues associated with AutoCAD Release 13, including issues related to compatibility with certain hardware platforms and peripheral equipment, interoperability problems with products designed to work in conjunction with AutoCAD Release 13, and other issues associated with the software's object-oriented design. These factors resulted in a high rate of product returns in fiscal year 1996. There can be no assurance that defects or errors will not occur in future releases of AutoCAD or other software products offered by Autodesk. Such defects or errors could result in corrective releases to Autodesk's software products, damage to Autodesk's reputation, loss of revenues, an increase in product returns, or lack of market acceptance of its products, any of which could have a material and adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk believes that its future results will depend largely upon its ability to offer products that compete favorably with respect to price, reliability, performance, range of useful features, continuing product enhancements, reputation, and training. Delays or difficulties may result in the delay or cancellation of planned development projects, and could have a material and adverse effect on Autodesk's business and consolidated results of operations. Further, increased competition in the market for design, mapping, or multimedia software products could also have a negative impact on Autodesk's business and consolidated results of operations. More specifically, gross margins may be adversely affected if sales of low-end CAD products, which historically have had lower margins, grow at a faster rate than Autodesk's higher-margin products.

  Certain of Autodesk's historical product development activities have been performed by independent firms and contractors, while other technologies are licensed from third parties. Autodesk generally either owns or licenses the software developed by third parties. Because talented development personnel are in high demand, there can be no assurance that independent developers, including those who have developed products for Autodesk in the past, will be able to provide development support to Autodesk in the future. Similarly, there can be no assurance that Autodesk will be able to obtain and renew existing license agreements on favorable terms, if at all, which could have a material and adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk's business strategy has historically depended in large part on its relationships with third-party developers, who provide products that expand the functionality of Autodesk's design software.

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There can be no assurance that certain developers will not elect to support other products or otherwise experience disruption in product development and delivery cycles. Such disruption in particular markets could negatively impact these third-party developers and end users, which could have a material adverse effect on Autodesk's business and consolidated results of operations. Further, increased merger and acquisition activity currently experienced in the technology industry could affect relationships with other third-party developers, and thus adversely affect operating results.

  Additionally, there can be no assurance that Autodesk's development efforts will result in the timely introduction of new products or that such new products will be commercially successful. Failure to successfully develop new products, delays in the introduction of these new products, or lower-than-anticipated demand for these products could have a material and adverse effect on Autodesk's business and consolidated results of operations.

MARKETING AND SALES

  Autodesk's customer-related operations are divided into three geographic regions: the Americas, Europe, and Asia Pacific. Autodesk's products are marketed worldwide through a network of domestic and foreign offices. Autodesk sells its software products primarily through distributors and VARs who distribute Autodesk's products to end-users in more than 150 countries. VARs, including both independent owners and computer store franchisees, are supported by Autodesk and its subsidiaries through technical training, periodic publications, and Autodesk's Home Page on the Internet.

  In addition, Autodesk works directly with dealer and distributor sales organizations, computer manufacturers, other software developers, and peripherals manufacturers through cooperative advertising, promotions, and trade-show presentations. Autodesk also holds annual "Expos" throughout the world. These dedicated trade shows, incorporated within major industry trade shows, highlight Autodesk's products, as well as a number of third-party products. Autodesk also employs mass-marketing techniques such as direct mailings and advertising in business and trade journals. Further, Autodesk supports user groups dedicated to the exchange of information related to the use of Autodesk's products.

  Domestically, Autodesk distributes its products primarily through its authorized dealer network. Other domestic sales are made principally to large corporations, governmental agencies, educational institutions, and, for certain low-end CAD products, to end users. Substantially all of Autodesk's international sales are made to dealers and distributors, which are supported by Autodesk's foreign subsidiaries and international sales organizations. Certain international sales result from direct exports from the United States. Fluctuations in foreign exchange rates, specifically the stronger value of the dollar, relative to certain international currencies, negatively impacted foreign revenues during fiscal year 1998. These foreign currency fluctuations, as well as any slowdowns in any of Autodesk's geographical markets, including the recent economic instability experienced in certain Asia Pacific countries, could have a material adverse effect on Autodesk's business and future consolidated results of operations.

  Autodesk's ability to effectively distribute its products depends in part upon the financial and business condition of its VAR network. Although Autodesk has not to date experienced any material problems with its VAR network, computer software dealers and distributors are typically not highly capitalized, have tended to experience difficulties during times of economic contraction and during periods of technology-market price pressure, and may do so in the future. While no single customer accounted for more than 10 percent of Autodesk's consolidated revenues in fiscal years 1998, 1997, or 1996, the loss of, or a significant reduction in, business with any one of Autodesk's major international distributors or large U.S. resellers could have a material adverse effect on Autodesk's business and consolidated results of operations.


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  Autodesk intends to continue to make its products available in foreign languages and expects that foreign sales will continue to contribute a significant portion of its consolidated revenues. Foreign revenues, including export sales from the United States to foreign customers, accounted for approximately 58 percent, 65 percent, and 64 percent of revenues in fiscal years 1998, 1997, and 1996, respectively.

CUSTOMER AND DEALER SUPPORT

  During fiscal year 1998, Autodesk realigned its customer and dealer support network around its market groups to better provide services related to specific industry segments. Autodesk requires each authorized dealer and distributor to provide a professional level of technical support to customers by employing full-time, trained, technical-support personnel. Autodesk supports its dealers and distributors through technical product training, sales training classes, and direct telephone support. During fiscal year 1998, Autodesk began to offer more end- user support in addition to services which had historically been offered such as the online support available through the Autodesk Home Page on the Internet. These new support services include the Web-Based Learning program, a fee-based distance learning program that provides lessons and tutorials that highlight critical components of Autodesk's products, and the Multimedia Learning Assistance program, which provides lessons related to design projects through an interactive multimedia tool.

  Autodesk offers phone support through authorized Autodesk dealers under two programs: the Autodesk Premier Support Program ("APSP") and the Autodesk Systems Center Program ("ASCP"). Under the APSP, participating dealers act as dedicated account managers to Autodesk customers that have technical questions related to a specific vertical industry. The ASCP requires dealers to provide superior industry-specific application training to end users of Autodesk's products. In addition, Autodesk provides direct phone support to end users under the new Safety Net Program ("SNP"). Under the SNP, Autodesk support staff provide technical support for customers with questions about AutoCAD and products offered by Autodesk's market groups.

  As of January 31, 1998, Autodesk had authorized more than 900 independent Autodesk Training Centers ("ATCs") throughout the world. These accredited training centers offer in-depth education and training in computer-aided design skills on AutoCAD and other Autodesk products, as well as on related, independently developed software.

  Customers have formed Autodesk user groups as forums for education and to suggest product enhancements and development of new products. The Autodesk User Group International ("AUGI"), officially recognized by Autodesk, sponsors an annual meeting held concurrently with the Autodesk University user show; publishes a quarterly newsletter; independently evaluates Autodesk products; compiles user feature and functionality requirements; and offers telecourses taught by its membership on CompuServe. In addition, there are local user groups in Europe, Asia Pacific, and the Americas focused on expanding the use of Autodesk products.

DEVELOPER PROGRAMS

  One of Autodesk's key strategies is to maintain an open-architecture design of its software products to facilitate third-party development of peripheral and complementary products which enhance sales of Autodesk products. This approach enables customers and third parties to customize Autodesk's products for a wide variety of highly specific uses. The Autodesk Developer Network program offers several programs that provide marketing, sales, and technical support and programming tools to nearly 3,000 participating developers worldwide, who have, to date, developed more than 5,000 commercially available add-on applications for Autodesk products. Although Autodesk derives no direct revenue from these application developers, Autodesk believes that the availability and use of their add-on products enhance sales opportunities for Autodesk's core products.

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  Under the Autodesk Developer Channel, Autodesk offers three programs to third-party developers that are interested in licensing Autodesk software and technology. The Unique Application Reseller program ("UAR") allows software developer partners the ability to sell and support Autodesk software when bundled with specifically defined vertical applications. The OEM program provides the technology for qualified developers to create and deliver suites of scalable products that focus on solving customer needs in specialized markets. The Solution Integrator ("SI") allows solution provider partners the ability to sell and support Autodesk software when bundled with specifically defined vertical solutions.

  To support the growth of third-party developers, whose applications extend and enhance the functionality of Autodesk's products worldwide, Autodesk established the Virtual Corporation Partner Program ("VCPP") during fiscal year 1995. The VCPP is a business network comprised of dealers, independent application developers, Autodesk Training Centers, and customers. This program provides sales, marketing, technical, product, management, and financial support to Autodesk Strategic Developers and dealers.

  During fiscal year 1998, Autodesk continued to expand the Mechanical Applications Initiative ("MAI") by adding new partners. This program, which was introduced in fiscal year 1996, is aimed at the development and marketing of products which can be integrated with Autodesk's MCAD products. MAI partners participate with Autodesk in product marketing and development activities.

BACKLOG

  Autodesk typically ships products within one to two weeks after receipt of an order, which is common in the computer software industry. Accordingly, Autodesk does not maintain significant backlog, and backlog as of any particular date gives no indication of actual sales for any succeeding period.

COMPETITION

  The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capabilities at progressively lower prices contributes to the ease of market entry. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenues and profit margins, and loss of market share, any of which could adversely affect Autodesk's business, consolidated results of operations and financial condition. The design software market in particular is characterized by vigorous competition in each of the vertical markets in which Autodesk competes, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies.

  The AEC family of products competes directly with software offered by companies such as Bentley Systems, Inc.; Computervision Corporation (a subsidiary of Parametric Technologies, Inc.); CADAM Systems Company, Inc.; Diehl Graphsoft, Inc.; EaglePoint Software; International Microcomputer Software, Inc. ("IMSI"); Intergraph Corporation; Ketiv Technologies; Nemetschek Systems, Inc.; and Visio Corporation ("Visio"). Autodesk's MCAD products compete with products offered by a number of competitors, including Bentley; Visionary Design Systems; Hewlett-Packard Corporation; Parametric Technologies, Inc.; Structural Dynamics Research Corporation; Unigraphics; Computervision Corporation (a subsidiary of Parametric Technologies); Dassault Systemes; SolidWorks Corporation (a subsidiary of Dassault); and Baystate Technologies, Inc. Autodesk's GIS Market Group faces competition from companies such as Bentley; Intergraph Corporation; MapInfo Corporation; Earth Sciences Research Institute; and MCI Systemhouse. Kinetix product offerings compete with products offered by other multimedia companies such as Adobe Systems Inc.; Macromedia, Inc.; and Silicon Graphics, Inc. The Personal Solutions Group family of products competes with IMSI; The Learning

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Company; Visio; Micrografx Inc. and others. Certain of the competitors of
Autodesk have greater financial, technical, sales and marketing, and other resources than Autodesk.

  Autodesk believes that the principal factors affecting competition in its markets are product reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation, price and training. In addition, the availability of third-party application software is a competitive factor within the CAD market. Autodesk believes that it competes favorably in these areas and that its competitive position will depend, in part, upon its continued ability to enhance existing products, and to develop and market new products.

  In April 1998, Autodesk received notice that the FTC has undertaken a nonpublic investigation of its business practices. The FTC had not made any claims or allegations regarding Autodesk's current business practices or policies, nor have any charges been filed. Autodesk intends to cooperate fully with the FTC in its inquiry. Autodesk does not believe that the investigation will have a material impact on its business or consolidated results of operations.

INTELLECTUAL PROPERTY AND LICENSES

  Autodesk protects its intellectual property through copyright, trade secret, patent, and trademark laws. For substantially all AutoCAD sales outside of North America, Autodesk uses software protection locks to inhibit unauthorized copying. Nonetheless, there can be no assurance that Autodesk's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented, or challenged. In addition, the laws of certain foreign countries where Autodesk's products are distributed do not protect Autodesk's intellectual property rights to the same extent as U.S. laws. The inability of Autodesk to protect its proprietary information could have a material adverse effect on Autodesk's business and consolidated results of operations.

  From time to time, Autodesk receives claims alleging infringement of a third party's intellectual property rights, including patents. Any disputes involving Autodesk's intellectual property rights or those of another party could lead to costly litigation which could have a material adverse effect on Autodesk's business and consolidated results of operations.

  Autodesk retains ownership of software it develops. All software is licensed to users and provided in object code pursuant to either shrink-wrap, embedded or on-line licenses, or executed license agreements. These agreements contain restrictions on duplication, disclosure, and transfer.

  Autodesk believes that because of the limitations of laws protecting its intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, it must rely principally upon software engineering and marketing skills to maintain and enhance its competitive market position.

  Autodesk has an in-house antipiracy program focused on pursuing companies and individuals who illegally duplicate, sell, or install Autodesk's software products. Software piracy is in some cases a felony under U.S. federal law, which allows copyright and patent holders to protect and enforce their rights as owners of intellectual property. Additionally, Autodesk is a member and co-founder of the Business Software Alliance ("BSA"), an organization comprised of member software companies whose purpose is to advance favorable public policy for the technology industry and promote the importance of honoring software copyrights.

PRODUCTION

  Production of Autodesk's software products involves duplication of the software media and the printing of user manuals. The purchase of media and the transfer of the software programs onto media

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for distribution to customers are performed by Autodesk and by licensed subcontractors. Media for Autodesk's products include CD-ROMs and disks which are available from multiple sources. User manuals for Autodesk's products and packaging materials are produced to Autodesk specifications by outside sources. Domestic production is performed in leased facilities operated by Autodesk. Certain product assembly is also performed by independent third-party contractors. International production is performed by independent third-party contractors in Ireland and Singapore. To date, Autodesk has not experienced any material difficulties or delays in the production of its software and documentation.

EMPLOYEES

  As of January 31, 1999, Autodesk had 2,712 full-time employees, of which 2,071 were based in the Americas, 439 in Europe, and 202 in Asia Pacific. The continued growth and success of Autodesk depends significantly on the continued service of highly skilled employees. Competition for these employees in today's marketplace, especially in the technology industries, is intense. Autodesk's ability to attract and retain employees is dependent on a number of factors, including its continued ability to grant stock incentive awards. There can be no assurance that Autodesk will be successful in continuing to recruit new personnel and to retain existing personnel. The loss of one or more key employees or Autodesk's inability to maintain existing employees or recruit new employees could have a material adverse impact on Autodesk. None of Autodesk's employees in the United States is subject to a collective bargaining agreement, and Autodesk has never experienced a work stoppage. Management believes that its relations with its employees are good.

PROPERTIES

  Autodesk's executive offices and those related to product development, domestic marketing and sales, and production are located in leased office space in northern California. Autodesk also leases office space in various locations throughout the United States for local sales, development, and technical support personnel. Autodesk's foreign subsidiaries lease office space for their operations. Autodesk owns substantially all equipment used in its facilities.

LEGAL PROCEEDINGS

  In May 1997, Autodesk settled a lawsuit filed by Tektronix, Inc. alleging a patent infringement, pursuant to which all of Tektronix's claims have been dismissed.

  In December 1994, Autodesk recorded a $25.5 million litigation charge as a result of a judgment against Autodesk on a claim of a trade secret misappropriation brought by VMI. Autodesk appealed that judgment and, upon remand to the Federal District Court, a reduced judgment was entered against Autodesk in the amount of $14.2 million plus interest. On February 23, 1998, the U.S. Court of Appeals for the Second Circuit reduced the judgment to $7.8 million.

  In May 1998, final judgment was entered in the VMI trade secret litigation in the amount of $7.8 million plus accrued interest. Final payment of approximately $8.4 million was made to VMI and charged against a previously recorded litigation accrual. During the quarter ended July 31, 1998, Autodesk credited $18.2 million and $2.7 million to operating income and interest income, respectively, to record the gain on the litigation settlement and remaining unutilized interest accruals.

  Autodesk is a party to various legal proceedings arising from the normal course of business activities. While the outcome of these matters cannot be predicted with certainty, in management's opinion, resolution of these matters is not expected to have a material adverse impact on Autodesk's consolidated results of operations or its financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect Autodesk's future results of operations or cash flows in a particular period.

                                   DISCREET

  In this section, "Discreet" refers to, depending on the context, Discreet, its subsidiaries and its ventures collectively, or Discreet and its subsidiaries.

BUSINESS

  Discreet develops, assembles, markets and supports non-linear, on-line digital systems and software for creating, editing and compositing imagery and special effects for film, video, HDTV, broadcast and the Web. Discreet's systems and software are utilized by creative professionals for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, live broadcasting, as well as Web design. Discreet's systems have played key roles in the creation of special visual effects for films such as Armageddon, Titanic, Forrest Gump, Independence Day, The Fifth Element, Batman & Robin, Contact and Air Force One; television programs and special events such as ABC's on-air broadcast of the 1998 U.S. Congressional elections; Fox's Sunday Night Football Show as well as their Super Bowl XXXIII broadcast; ABC's "World News Tonight with Peter Jennings"; music videos by artists including U2, REM, Rolling Stones and The Beatles; and commercials for clients such as Nike, Pepsi, AT&T and McDonald's. Discreet has recently been recognized by the Academy of Motion Picture Arts and Sciences with a Scientific and Engineering Award for flame* and inferno*. Discreet believes that creative professionals and designers require tools that simplify their work, enabling them to devote more time to creative activities and less time to technical tasks.

  Discreet offers turnkey systems for high end post production and broadcast facilities focused towards three markets: special effects, editing and broadcast production (its "Advanced Systems"). Discreet's Advanced Systems are comprised of proprietary software utilizing workstations manufactured by SGI, scalable disk arrays and other peripherals. These can be networked together to enable users to manage data more efficiently and collaborate in an integrated production environment. Discreet's systems include its inferno* and flame* systems (special effects), its fire* and smoke* systems (editing), and its frost* system (broadcast production). Discreet's special effects and editing Advanced Systems are used to manipulate digital media in an on-line, real-time environment, providing instant feedback to the creative professional. These systems are currently or are currently being designed to be resolution independent and to allow users to work on uncompressed images from a variety of media sources in the full range of resolutions necessary for film, video and HDTV. In the broadcast production market, Discreet offers its frost* system, a set of modeling, animation and rendering tools for the creation and manipulation of 3D environments, including virtual sets, for broadcast companies. Discreet sells its Advanced Systems worldwide through a direct sales force as well as through high-end, sophisticated distributors.

  During the last 18 months, Discreet has entered the new media marketplace through a series of acquisitions and now offers editing and special effects software which runs on the Microsoft Windows NT, the Apple Macintosh and/or the Unix operating systems. The new media market is characterized by institutional and educational customers, designers and prosumers. Discreet's desktop or new media software (its "New Media Software") products include its edit* software (formerly D-Vision OnLine) (video editing), its effect* software (formerly Flint and Illuminaire Composition) (special effects), its paint* software (formerly Illuminaire Paint) (special effects), and its light* software (formerly Lightscape) (radiosity). Discreet's New Media Software is primarily used to create, manipulate, and finish computer graphics images, interactive and on-line content. effect* provides 3D video composition, clip animation, and visual effects enabling artists to combine, enhance and modify video frames or sequences of frames with a very high level of efficiency and interactivity. paint* is a vector-based, object-oriented painting and animation system for the manipulation and enhancement of both multi-frame clips and single-frame graphic images. edit* is a real-time non-linear, compressed editing software solution which performs compositing, keying and visual effects on the desktop. light* is a 3D rendering solution that uses advanced radiosity techniques to significantly enhance realism and lighting accuracy in 3D environments created for virtual sets, film and video effects, interactive games and architectural design projects.

  Discreet's goal is to become a leading supplier of digital tools used to manipulate still and moving pictures to the high-end professional, post-production and broadcast markets, the new media segment of the desktop market and the consumer markets. To achieve this goal, Discreet plans to further expand and leverage its technology base, customer relationships and existing reputation, extend its product line to include other aspects of the content creation process, and expand its worldwide sales and distribution organization.

  Discreet is a company incorporated by articles of incorporation on September 10, 1991 under Part IA of the Quebec Act whose head office is located at 10 Duke Street, Montreal, Quebec, Canada H3C 2L7. Discreet has sales offices in the United States in New York, Chicago, Los Angeles; Rio de Janeiro, Brazil; London, England; Paris, France; Munich, Germany; Singapore; Bombay, India; Hong Kong, China; Madrid, Spain; and Tokyo, Japan. As of December 31, 1998, Discreet had 414 employees.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial statements give effect to the combination of Autodesk and Discreet on a pooling of interests basis. The unaudited pro forma condensed combined balance sheet assumes the Transactions took place on October 31, 1998 and combines Autodesk's unaudited condensed consolidated balance sheet at that date with Discreet's historical condensed consolidated balance sheet at September 30, 1998. The unaudited pro forma condensed combined statements of operations assume that the Transactions took place as of the beginning of each of the periods presented and combine Autodesk's unaudited condensed statements of operations for the nine months ended October 31, 1998 and 1997 and the historical consolidated statements of income for the three fiscal years ended January 31, 1998, 1997 and 1996 and Discreet's unaudited condensed statements of operations for the nine months ended September 30, 1998 and 1997 and the twelve months ended December 31, 1997 and the historical condensed statements of operations for the eleven months ended June 30, 1997, and the fiscal year ended July 31, 1996, respectively. Autodesk has not yet determined which period will be combined for inclusion in its audited consolidated statement of income after consummation of the Transactions.

  The unaudited pro forma condensed combined statements of operations are not necessarily indicative of operating results which would have been achieved had the Transactions been consummated as of the beginning of such periods and should not be construed as representative of future operations.

  Autodesk paid quarterly dividends of $0.06 per share with respect to fiscal years 1996, 1997 and 1998, and in each of the first three quarters of fiscal year 1999, and currently intends to continue paying such cash dividends on a quarterly basis. Discreet has never paid any cash dividends on its Common Shares. Discreet currently intends to retain any earnings for future growth and therefore does not anticipate paying any cash dividends on its Common Shares in the foreseeable future.

  These unaudited pro forma condensed combined financial statements should be read in conjunction with the respective audited historical consolidated financial statements, the unaudited interim financial statements and the notes thereto of Autodesk and Discreet which are incorporated by reference into this Prospectus.

  Following the Transactions, the Combined Company will have cash, cash equivalents, and marketable securities, consisting primarily of high-quality municipal bonds, tax-advantaged money market instruments, and US treasury bills, totaling $384.5 million, based on the pro forma combined balance sheets of Autodesk and Discreet as at October 31, 1998. Autodesk believes that existing cash and cash from operations will be sufficient to meet present and anticipated working capital requirements and other cash needs of the Combined Company for the next twelve months.

                                 AUTODESK, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                OCTOBER 31, 1998
                                 (IN THOUSANDS)

                                                  ASSETS

                             AUTODESK          DISCREET       PRO FORMA  PRO FORMA
                         OCTOBER 31, 1998 SEPTEMBER 30, 1998 ADJUSTMENTS COMBINED
                         ---------------- ------------------ ----------- ---------
                             RESTATED          RESTATED
Current assets:
  Cash and cash
   equivalents..........     $ 76,640          $ 46,838       $    --    $123,478
  Marketable
   securities...........      261,032               --             --     261,032
  Accounts receivable,
   net..................       89,603            27,346            --     116,949
  Inventories...........        6,667            15,474            --      22,141
  Deferred income
   taxes................       25,296               --             --      25,296
  Prepaid expenses and
   other current
   assets...............       19,842             6,411            --      26,253
                             --------          --------       --------   --------
    Total current
     assets.............      479,080            96,069            --     575,149
Computer equipment,
 furniture, and
 leasehold improvements,
 net....................       39,160             8,970            --      48,130
Purchased technologies
 and capitalized
 software, net..........       34,640             4,669            --      39,309
Goodwill, net...........       72,946            17,599            --      90,545
Deferred income taxes...       14,063               752            --      14,815
Other assets............       22,656             5,412            --      28,068
                             --------          --------       --------   --------
                             $662,545          $133,471       $    --    $796,016
                             ========          ========       ========   ========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings under line
   of credit............     $    --           $  2,803       $    --    $  2,803
  Accounts payable......       29,660            28,332            --      57,992
  Accrued compensation..       37,940             4,936            --      42,876
  Accrued income taxes..       92,685             7,338            --     100,023
  Deferred revenues.....       16,735             6,593            --      23,328
  Other accrued
   liabilities..........       50,507               477         15,000     65,984
                             --------          --------       --------   --------
    Total current
     liabilities........      227,527            50,479         15,000    293,006
Government loan.........          --              1,834            --       1,834
Deferred income taxes...          499             2,843            --       3,342
Other liabilities.......        2,120               --             --       2,120
Stockholders' equity:
  Common stock..........      345,735           108,862            --     454,597
  Retained earnings
   (deficit)............       87,266           (24,914)       (15,000)    47,352
  Deferred
   compensation.........          --               (699)           --        (699)
  Foreign currency
   translation
   adjustment...........         (602)           (4,934)           --      (5,536)
                             --------          --------       --------   --------
    Total stockholders'
     equity.............      432,399            78,315        (15,000)   495,714
                             --------          --------       --------   --------
                             $662,545          $133,471       $    --    $796,016
                             ========          ========       ========   ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                                 AUTODESK, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                DISCREET
                              AUTODESK        TWELVE MONTHS
                          FISCAL YEAR ENDED       ENDED        PRO FORMA  PRO FORMA
                          JANUARY 31, 1998  DECEMBER 31, 1997 ADJUSTMENTS COMBINED
                          ----------------- ----------------- ----------- ---------
                              RESTATED          RESTATED
Net revenues............      $617,126          $137,501         $ --     $754,627
Costs and expenses:
  Cost of revenues......        71,338            58,109           --      129,447
  Marketing and sales...       237,107            28,419           --      265,526
  Research and
   development..........       122,432            12,868           --      135,300
  General and
   administrative.......        88,900            11,352           --      100,252
  Nonrecurring charges,
   net..................        22,187            15,678           --       37,865
                              --------          --------         -----    --------
    Total costs and
     expenses...........       541,964           126,426           --      668,390
                              --------          --------         -----    --------
Income from operations..        75,162            11,075           --       86,237
Interest and other
 income, net............         9,644               761           --       10,405
                              --------          --------         -----    --------
Income before income
 taxes..................        84,806            11,836           --       96,642
Provision for income
 taxes..................        39,635            10,399           --       50,034
                              --------          --------         -----    --------
Net income..............      $ 45,171          $  1,437         $ --     $ 46,608
                              ========          ========         =====    ========
Basic net income per
 share..................      $   0.97          $   0.05         $ --     $   0.83
                              ========          ========         =====    ========
Diluted net income per
 share..................      $   0.91          $   0.05         $ --     $   0.78
                              ========          ========         =====    ========
Shares used in computing
 basic net income per
 share..................        46,760            28,125                    56,041
                              ========          ========                  ========
Shares used in computing
 diluted net income per
 share..................        49,860            29,709                    59,664
                              ========          ========                  ========


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                                 AUTODESK, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              DISCREET
                              AUTODESK      ELEVEN MONTHS
                          FISCAL YEAR ENDED     ENDED      PRO FORMA  PRO FORMA
                          JANUARY 31, 1997  JUNE 30, 1997 ADJUSTMENTS COMBINED
                          ----------------- ------------- ----------- ---------
                                              RESTATED
Net revenues............      $496,693        $101,924       $ --     $598,617
Costs and expenses:
  Cost of revenues......        64,217          47,571         --      111,788
  Marketing and sales...       199,939          23,206         --      223,145
  Research and
   development..........        93,702           9,708         --      103,410
  General and
   administrative.......        74,280           6,501         --       80,781
  Nonrecurring charges..         4,738           8,763         --       13,501
                              --------        --------       -----    --------
    Total costs and
     expenses...........       436,876          95,749         --      532,625
                              --------        --------       -----    --------
Income from operations..        59,817           6,175         --       65,992
Interest and other
 income, net............         6,695             990         --        7,685
                              --------        --------       -----    --------
Income before income
 taxes..................        66,512           7,165         --       73,677
Provision for income
 taxes..................        24,941           6,489         --       31,430
                              --------        --------       -----    --------
Net income..............      $ 41,571        $    676       $ --     $ 42,247
                              ========        ========       =====    ========
Basic net income per
 share..................      $   0.91        $   0.02       $ --     $   0.77
                              ========        ========       =====    ========
Diluted net income per
 share..................      $   0.88        $   0.02       $ --     $   0.74
                              ========        ========       =====    ========
Shares used in computing
 basic net income
 per share..............        45,540          27,948                  54,763
                              ========        ========                ========
Shares used in computing
 diluted net income
 per share..............        47,190          28,894                  56,725
                              ========        ========                ========


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                                 AUTODESK, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              AUTODESK          DISCREET                    PRO
                          FISCAL YEAR ENDED FISCAL YEAR ENDED  PRO FORMA   FORMA
                          JANUARY 31, 1996    JULY 31, 1996   ADJUSTMENTS COMBINED
                          ----------------- ----------------- ----------- --------
Net revenues............      $534,167          $ 83,997         $ --     $618,164
Costs and expenses:
 Cost of revenues.......        66,812            49,333           --      116,145
 Marketing and sales....       183,550            26,088           --      209,638
 Research and
  development...........        78,678            14,402           --       93,080
 General and
  administrative........        76,100            10,582           --       86,682
 Nonrecurring charges...           --             28,506           --       28,506
                              --------          --------         -----    --------
  Total costs and
   expenses.............       405,140           128,911           --      534,051
                              --------          --------         -----    --------
Income (loss) from
 operations.............       129,027           (44,914)          --       84,113
Interest and other
 income, net............         9,253             2,208           --       11,461
                              --------          --------         -----    --------
Income (loss) before
 income taxes...........       138,280           (42,706)          --       95,574
Provision for income
 taxes..................        50,492             1,435           --       51,927
                              --------          --------         -----    --------
Net income (loss).......      $ 87,788          $(44,141)        $ --     $ 43,647
                              ========          ========         =====    ========
Basic net income (loss)
 per share..............      $   1.86          $  (1.64)        $ --     $   0.78
                              ========          ========         =====    ========
Diluted net income
 (loss) per share.......      $   1.76          $  (1.64)        $ --     $   0.74
                              ========          ========         =====    ========
Shares used in computing
 basic net income (loss)
 per share..............        47,090            26,837                    55,946
                              ========          ========                  ========
Shares used in computing
 diluted net income
 (loss) per share.......        49,800            26,837                    59,331
                              ========          ========                  ========



   See accompanying notes to unaudited pro forma condensed combined financial statements.

                                 AUTODESK, INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              AUTODESK           DISCREET
                          NINE MONTHS ENDED  NINE MONTHS ENDED   PRO FORMA  PRO FORMA
                          OCTOBER 31, 1998  SEPTEMBER 30,  1998 ADJUSTMENTS COMBINED
                          ----------------- ------------------- ----------- ---------
                              RESTATED           RESTATED
Net revenues............      $551,022           $103,316          $ --     $654,338
Costs and expenses:
  Cost of revenues......        56,648             43,965            --      100,613
  Marketing and sales...       194,608             26,394            --      221,002
  Research and
   development..........       107,769             11,184            --      118,953
  General and
   administrative.......        90,718             13,193            --      103,911
  Nonrecurring charges..        21,985             (2,696)           --       19,289
  Litigation accrual
   reversal.............       (18,200)               --             --      (18,200)
                              --------           --------          -----    --------
    Total costs and
     expenses...........       453,528             92,040            --      545,568
                              --------           --------          -----    --------
Income from operations..        97,494             11,276            --      108,770
Interest and other
 income, net............        10,986              2,950            --       13,936
                              --------           --------          -----    --------
Income before income
 taxes..................       108,480             14,226            --      122,706
Provision for income
 taxes..................        42,974              5,845            --       48,819
                              --------           --------          -----    --------
Net income..............      $ 65,506           $  8,381          $ --     $ 73,887
                              ========           ========          =====    ========
Basic net income per
 share..................      $   1.41           $   0.28          $ --     $   1.31
                              ========           ========          =====    ========
Diluted net income per
 share..................      $   1.34           $   0.27          $ --     $   1.25
                              ========           ========          =====    ========
Shares used in computing
 basic net income per
 share..................        46,510             29,442                     56,226
                              ========           ========                   ========
Shares used in computing
 diluted net income per
 share..................        48,760             30,952                     58,974
                              ========           ========                   ========



   See accompanying notes to unaudited pro forma condensed combined financial statements.

                                 AUTODESK, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              AUTODESK           DISCREET
                          NINE MONTHS ENDED NINE MONTHS ENDED   PRO FORMA  PRO FORMA
                          OCTOBER 31, 1997  SEPTEMBER 30, 1997 ADJUSTMENTS COMBINED
                          ----------------- ------------------ ----------- ---------
                              RESTATED           RESTATED
Net revenues............      $435,275           $100,233         $ --     $535,508
Costs and expenses:
  Cost of revenues......        52,614             44,561           --       97,175
  Marketing and sales...       171,571             20,012           --      191,583
  Research and
   development..........        91,085              8,967           --      100,052
  General and
   administrative.......        64,384              7,401           --       71,785
  Nonrecurring charges..        22,187             14,032           --       36,219
                              --------           --------         -----    --------
    Total costs and
     expenses...........       401,841             94,973           --      496,814
                              --------           --------         -----    --------
Income from operations..        33,434              5,260           --       38,694
Interest and other
 income, net............         7,391                474           --        7,865
                              --------           --------         -----    --------
Income before income
 taxes..................        40,825              5,734           --       46,559
Provision for income
 taxes..................        23,144              7,302           --       30,446
                              --------           --------         -----    --------
Net income (loss).......      $ 17,681           $ (1,568)        $ --     $ 16,113
                              ========           ========         =====    ========
Basic net income (loss)
 per share..............      $   0.38           $  (0.06)        $ --     $   0.29
                              ========           ========         =====    ========
Diluted net income
 (loss) per share.......      $   0.35           $  (0.06)        $ --     $   0.27
                              ========           ========         =====    ========
Shares used in computing
 basic net income (loss)
 per share..............        47,050             28,244                    56,371
                              ========           ========                  ========
Shares used in computing
 diluted net income
 (loss) per share.......        50,350             28,244                    60,172
                              ========           ========                  ========



   See accompanying notes to unaudited pro forma condensed combined financial statements.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1)PERIODS COMBINED

  The Autodesk condensed consolidated statements of income for the three years ended January 31, 1998 have been combined with the Discreet condensed consolidated statements of operations for the fiscal year ended July 31, 1996, the eleven months ended June 30, 1997, as restated and the unaudited, as restated twelve months ended December 31, 1997, as restated, respectively. Additionally, the Autodesk unaudited condensed consolidated statements of operations for the nine months ended October 31, 1998 and 1997 have been combined with the Discreet unaudited condensed consolidated statements of operations for the nine months ended September 30, 1998 and 1997, as restated.

  Autodesk's October 31, 1998 unaudited condensed consolidated balance sheet has been combined with Discreet's September 30, 1998 condensed consolidated balance sheet.

  Operating results for the period from January 1, 1997 to June 30, 1997 for Discreet are duplicated in the pro forma condensed consolidated statement of income of the Combined Company for the years ended January 31, 1998 and 1997. Net revenues, net loss and basic and diluted net loss per share for the six month period January 1, 1997 through June 30, 1997 for Discreet were $61.8 million, $.5 million and $0.02, respectively.

(2)PRO FORMA BASIS OF PRESENTATION

  These unaudited pro forma condensed combined financial statements reflect the issuance of 9,851,000 shares of Autodesk Common Stock in exchange for an aggregate of 29,852,000 of Discreet Common Shares (outstanding as of September 30, 1998) in connection with the Transactions, assuming an Exchange Ratio of
0.33 as set forth in the following table (in thousands, except Exchange
Ratio):

   Discreet Common Shares outstanding as of September 30, 1998......... 29,852
   Exchange Ratio......................................................   0.33
                                                                        ------
   Number of shares of Autodesk Common Stock exchanged.................  9,851
   Number of shares of Autodesk Common Stock outstanding as of October
    31, 1998........................................................... 46,774
                                                                        ------
   Number of shares of Autodesk Common Stock outstanding upon consummation of the Transactions................................... 56,625
                                                                        ======

  The actual number of shares of Autodesk Common Stock to be issued (including shares issuable upon exchange of New Discreet Exchangeable Shares) will be determined at the Effective Time by multiplying the Exchange Ratio (0.33) by the number of Discreet Common Shares outstanding on that date.

(3)TRANSACTION COSTS AND RELATED EXPENSES

  Autodesk and Discreet estimate they will incur direct transaction costs of approximately $7-$9 million and $6-$8 million, respectively, associated with the Transactions consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations in the quarter in which they are incurred.

  It is expected that following consummation of the Transactions, the Combined Company will incur an additional charge to operations, currently estimated at $8-$10 million, to reflect costs associated with integrating the two companies, which will be expensed as incurred. There can be no assurance

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL STATEMENTS--(CONTINUED)

that the Combined Company will not incur additional charges to reflect costs associated with the Transactions, or that management will be successful in its efforts to integrate the two companies.

  The unaudited pro forma condensed combined balance sheet gives effect to estimated direct transaction costs totaling $15 million, as if such costs and expenses had been incurred as of October 31, 1998. These costs and expenses are not reflected in the unaudited pro forma condensed combined statement of income.

(4) CONFORMING ADJUSTMENTS

  No adjustments have been made to conform the accounting policies of the combined companies. The nature and extent of such adjustments, if any, will be based upon further study and analysis and are not expected to be significant.

(5) NONRECURRING TRANSACTIONS

 (a) Nonrecurring Transactions of Autodesk

  Included in Net Income for Autodesk are nonrecurring charges of $4.7 million, $22.2 million and $22.0 million recorded in fiscal years 1997 and 1998 and for the nine months ended October 31, 1998, respectively. The charges for fiscal 1997 and 1998 consist of charges relating to the write off of purchased in-process research and development that had not reached technological feasibility and had no alternate future use. Nonrecurring charges for the nine months ended October 31, 1998 consist primarily of a charge relating to the write off of purchased in-process research and development that had not reached technological feasibility and had no alternate future use ($13.1 million), restructuring charges for the consolidation of certain development centers ($1.5 million), the write-off of purchased technologies associated with these operations ($2.2 million), staff reductions in the Asia Pacific region ($1.7 million), costs in relation to potential legal settlements ($2.5 million) and the write-down to fair market value of older computer equipment which Autodesk plans to dispose of ($1.0 million). The restructurings noted above are expected to be completed during the last half of Autodesk's fiscal year ended January 31, 1999.

 (b) Nonrecurring Transactions of Discreet

  Included in net income for Discreet are nonrecurring charges of $15.7 million, $8.8 million, $28.5 million, and $14.0 million recorded for the twelve month period ended December 31, 1997, eleven month period ended June 30, 1997, fiscal year ended July 31, 1996, and the nine months ended September 30, 1997, respectively. Included in net income for Discreet is a nonrecurring credit of $2.7 million recorded for the nine months ended September 30, 1998. Nonrecurring charges for the twelve month period ended December 31, 1997 consist of the write-off of amounts related to purchased in-process research and development related to the Denim acquisition ($2.3 million), the Lightscape acquisition ($1.6 million), the D-Vision acquisition ($5.3 million), and a class action legal settlement ($6.5 million). Fiscal 1997 charges consist of the write-off of amounts relating to purchased in-process research and development related to the Denim acquisition ($2.3 million) and a class action legal settlement ($6.5 million). Fiscal 1996 charges consist of the write-off of purchased in-process research and development ($8.5 million) related to the COSS/IMP acquisition, restructuring charges ($15.0 million), the write down of an investment ($2.5 million), and costs relating to litigation ($2.5 million). Nonrecurring charges for the nine month period ended September 30, 1997 consist of the write-off amounts related to purchased in-process research and development related to the Denim acquisition ($2.3 million) and the D-Vision acquisition ($5.3 million), and a class action legal settlement ($6.5 million). The nonrecurring credit for the nine months ended September 30, 1998 consists of amounts related to a terminated merger agreement ($1.7 million), a gain on the sale of an investment ($2.5 million), and the reversal of provisions for restructuring charges ($1.5 million) and legal accruals no longer required ($0.4 million).

                  NOTES TO UNAUDITED PRO FORMA CONDENSED

(6) RESTATED HISTORICAL AUTODESK FINANCIAL STATEMENTS

  Subsequent to the Securities and Exchange Commission's letter to the AICPA dated September 9, 1998, regarding its views on in-process research and development ("IPR&D"), the Company has re-evaluated its IPR&D charges on the Softdesk and Genius acquisitions, revised the purchase price allocations and restated its financial statements. Specifically, amounts for fiscal 1998 and the nine months ended October 31, 1998 and 1997 have been restated to adjust the allocation of the purchase price of these business combinations occurring in fiscal 1998 and the nine months ended October 31, 1998. The adjustments had the effect of increasing net income (diluted net income per share) by $29.8 million, ($0.60), $8 million, ($0.16) and $31.6 million, ($0.65) for the fiscal year ended January 31, 1998 and the nine months ended October 31, 1998 and 1997, respectively.

(7) RESTATED HISTORICAL DISCREET FINANCIAL STATEMENTS

  Amounts for fiscal 1998 and 1997 and the six months ended December 31, 1997 have been restated to adjust the allocation of the purchase price for certain acquisitions occurring in fiscal 1998 and 1997 and the six months ended December 31, 1997. The adjustments had the effect of increasing net income by $7.4 million, $11.7 million and $16.2 million for fiscal 1997, 1998, and the six months ended December 31, 1997, respectively, or $0.26, $0.38, and $0.56 per share on a diluted basis.

                           VALIDITY OF COMMON STOCK

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mark A. Bertelsen, a director of the Company, is a member of Wilson, Sonsini, Goodrich & Rosati. The validity of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of Autodesk, Inc. incorporated by reference in Autodesk, Inc.'s Annual Report (Form 10-K/A) for the years ended January 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Discreet as of June 30, 1997 and 1998, and for the year ended July 31, 1996, the eleven-month period ended June 30, 1997, and the year ended June 30, 1998, incorporated by reference in this Prospectus, which are referred to herein and made a part of the Registration Statement of which this Prospectus is a part, have been audited by Arthur Andersen & Cie, independent chartered accountants, as indicated in their report with respect thereto also incorporated by reference herein, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

  1. Annual Report on Form 10-K/A for the fiscal year ended January 31, 1998, filed pursuant to Section 13 of the Exchange Act.

  2. Quarterly Reports on Form 10-Q/A for the fiscal quarters ended April 30, 1998, and July 31, 1998 and October 31, 1998 filed pursuant to Section 13 of the Exchange Act.

  3. Current Reports on Form 8-K filed May 18, 1998, November 19, 1998, January 22, 1999 and March 1, 1999.

  4. The definitive proxy statement dated May 22, 1998 for the 1998 Annual Meeting of Stockholders and the definitive proxy statement dated February 27, 1998 for a Special Meeting of Stockholders.

  5. The definitive Joint Proxy Statement/Prospectus of the Company, Discreet 9066-9771 Quebec Inc. and 9066-9854 Quebec Inc. dated February 5, 1999 included in the Company's Registration Statement on Form S-4 (file 333-65075).

  6. The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A filed March 18, 1986, pursuant to Section 12(g) of the Exchange Act.

  7. The description of the Company's preferred share purchase rights contained in the Company's Registration Statement on Form 8-A filed January 5, 1996, pursuant to Section 12(g) of the Exchange Act, as amended on January 8, 1996 and January 15, 1998.

  In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits to such documents). Written or telephone requests should be directed to the Company's principal executive offices: Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903,
Attention: Investor Relations.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                            UNDERWRITER                             COMMON STOCK
                            -----------                             ------------
Goldman, Sachs & Co................................................
U.S. Bancorp Piper Jaffray Inc.....................................
BancBoston Robertson Stephens Inc..................................
                                                                     ---------
   Total...........................................................  3,000,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                                          PAID BY THE COMPANY
                                                       -------------------------
                                                       NO EXERCISE FULL EXERCISE
                                                       ----------- -------------
Per Share.............................................      $            $
Total.................................................      $            $

  Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a
discount of up to $    per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the Underwriters
to certain other brokers or dealers at a discount of up to $    per share from
the initial public offering price. If all the shares are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Common Stock offered.

  The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus, or in connection with mergers, consolidations or other business combinations in which the Company may be involved) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock, without the prior written consent of the Underwriters, except for the shares of Common Stock offered in connection with the offering.

  In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  U.S. Bancorp Piper Jaffray Inc. has provided Autodesk with certain investment banking services relating to the Transactions, has received a fee for such services, and will receive an additional fee in the event the Transactions are consummated.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURI-TIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Additional Information...................................................   2
Forward-Looking Statements...............................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  24
Capitalization...........................................................  25
Market Price and Dividend Information....................................  26
The Transactions.........................................................  27
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Autodesk.................................................................  51
Discreet.................................................................  61
Unaudited Pro Forma Condensed Combined Financial Information.............  63
Validity of Common Stock.................................................  73
Experts..................................................................  73
Incorporation of Certain Documents By Reference..........................  74
Underwriting............................................................. U-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                 AUTODESK, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)


                               ----------------

                        [LOGO OF AUTODESK APPEARS HERE]

                               ----------------


                              GOLDMAN, SACHS & CO.

                               U.S. BANCORP PIPER
                                  JAFFRAY INC.

                         BANCBOSTON ROBERTSON STEPHENS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM
NUMBER

ITEM 14 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except Securities and Exchange Commission and Nasdaq National Market Listing fees are estimates.

   Registration Fee--Securities and Exchange Commission............... $ 28,381
   Nasdaq National Market Listing Fee................................. $ 17,500
   Accounting fees.................................................... $ 50,000
   Legal fees......................................................... $ 70,000
   Miscellaneous...................................................... $  4,119
                                                                       --------
   Total.............................................................. $170,000

ITEM 15 INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law;
(ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, provided that payment of expenses incurred by a director or officer of the corporation in advance of the final disposition of such proceeding shall be made only on receipt of an undertaking by the officer or director to repay all amounts advanced if it should ultimately be determined that the officer or director is not entitled to be indemnified; (iv) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

  The Registrant's policy is to enter into indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent permitted by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in an action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which such person provides services at the request of the Registrant. The Registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, the Registrant's Bylaws or any statute or law.

Under the agreements, the Registrant is not obligated to indemnify the indemnified party (i) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of Section 16(b) of the Exchange Act and related laws; or (iv) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

  The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

  From and after the Effective Time, (i) New Discreet and the Registrant will fulfill and honor in all respects the obligations of Discreet and its subsidiaries pursuant to the indemnification provisions in the Discreet Articles and the Discreet By-laws existing as in effect on the date of the Acquisition Agreement with respect to Discreet's directors and officers (including without limitation advancement of legal and other expenses to the extent provided for in the Discreet Articles and Discreet By-Laws), and (ii) in the event any of Discreet's directors or officers is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to the Acquisition Agreement or the transactions contemplated thereby occurring on or prior to the Effective Time, the Registrant will, or will cause New Discreet to, pay as incurred such reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, subject to an undertaking to repay such amounts as required by applicable law.

  The Registrant and New Discreet will indemnify each present director, officer, employee, fiduciary and agent of Discreet or any of its subsidiaries (collectively, the "Indemnified Parties"), to the fullest extent permitted under applicable law or under the Registrant's or New Discreet's, as the case may be, Bylaws, against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Acquisition Agreement), and to pay as incurred such legal and other expenses (including the costs of any investigation and preparation) incurred in connection therewith, subject to an undertaking to repay such amounts as required by applicable law.

  For a period of five years after the Effective Time, the Registrant and Dutchco will, or will cause New Discreet to, provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each person covered by Discreet's officers' and directors' liability insurance policy prior to the Effective Time on terms substantially similar to those of the policy in effect as of the date of the Acquisition Agreement.

ITEM 16 EXHIBITS.

 EXHIBIT
 NUMBER
 -------
  +1.1   Form of Underwriting Agreement
   2.1   Second Amended and Restated Agreement and Plan of Acquisition and
         Amalgamation by and among Autodesk, Inc., Autodesk Development B.V.,
         9066-9771 Quebec Inc., Autodesk Canada Inc., 9066-9854 Quebec Inc. and
         Discreet Logic Inc., dated as of November 18, 1998, as amended on
         December 18, 1998 and January 18, 1999 (incorporated by reference to the exhibit filed with Registrants's Registration Statement on Form S-
         4 (file no. 333-65075).
   2.2   Second Amended and Restated Amalgamation Agreement by and among
         Discreet Logic Inc., 9066-9854 Quebec Inc., 9066-9771 Quebec Inc. and
         Autodesk, Inc. dated as of January 18, 1999 (incorporated by reference to the exhibit filed with Registrant's Registration Statement on Form
         S-4 (file no. 333-65075).
   4.1   Preferred Shares Rights Agreement dated December 14, 1995
         (incorporated by reference to the Registrant's Report on Form 8-A filed on January 5, 1996, as amended on January 8, 1996 and January
         15, 1998).
   4.2   Amendment No. 1 to Preferred Shares Rights Agreement (incorporated by reference to the Registrant's Report on Form 8-A filed on January 5,
         1996, as amended on January 8, 1996 and January 15, 1998).
  +5.1   Opinion and Consent of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation.
  23.1   Consent of Ernst & Young LLP, Independent Auditors.
  23.2   Consent of Arthur Andersen & Cie.
 +23.3   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1).
 +24.1   Power of Attorney.

--------
+Previously filed.

ITEM 17 UNDERTAKINGS.

  The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1993, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1993, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Rafael, State of California, on this 10th day of March, 1999.

                                         AUTODESK, INC.

                                                /s/ Marcia K. Sterling
                                         By: __________________________________
                                                    Marcia K. Sterling
                                                 Vice President, Business
                                                       Development,
                                              General Counsel and Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 10th day of March, 1999.

             SIGNATURE                           TITLE                  DATE
             ---------                           -----                  ----

               *                     Chairman of the Board and     March 10, 1999
____________________________________  Chief Executive Officer
           Carol A. Bartz             (Principal Executive
                                      Officer)

               *                     Vice President, Chief         March 10, 1999
____________________________________  Financial Officer
          Steve Cakebread             (Principal Financial and
                                      Accounting Officer)

               *                     Director                      March 10, 1999
____________________________________
         Mark A. Bertelsen

               *                     Director                      March 10, 1999
____________________________________
       Crawford W. Beveridge

               *                     Director                      March 10, 1999
____________________________________
          J. Hallam Dawson

               *                     Director                      March 10, 1999
____________________________________
          Paul S. Otellini

             SIGNATURE                           TITLE                  DATE
             ---------                           -----                  ----

               *                     Director                      March 10, 1999
____________________________________
         Mary Alice Taylor


               *                     Director                      March 10, 1999
____________________________________
           Morton Topfer

        /s/ Marcia K. Sterling
*By: _______________________________
           Attorney-in-fact